UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date July 30, 2007
By: /s/ Paul MacNeill Paul C. MacNeill, Director

Chlumsky Armbrust & Meyer

Professionals in resources, mining, processing, construction and the environment

www.cam-llc.com

TECHNICAL REPORT
DOLORES GOLD-SILVER PROJECT
Chihuahua State, Mexico

Prepared for:

Minefinders Corporation, Ltd.

26 July 2007

073861

Prepared by:

Chlumsky, Armbrust & Meyer, LLC

Richard L. Nielsen, California Professional Geologist #4405

Robert L. Sandefur P.E.

200 Union Boulevard, Suite 430
Lakewood, Colorado 80228
Telephone: (303) 716-1617
Fax: (303) 716-3386

TABLE OF CONTENTS

Section | Page No.

TABLE OF CONTENTS

Section **Page No.**

Tables

TABLE OF CONTENTS

Page No.

Figures

1.0 SUMMARY

1.1 Introduction

Chlumsky, Armbrust & Meyer (CAM) were requested by Minefinders Corporation Ltd. (Minefinders) to prepare an Independent Technical Report compliant with NI 43-101 on the Dolores Property. Purpose of the report is to provide an independent review and audit of the updated mineral Resource estimation for Minefinders' Dolores gold and silver project in Chihuahua, Mexico.

Resource estimates for Dolores were subject to independent audits in 1998, 2002 and again in 2004. As of the closing of the database for this audit and report, there had been 93 RC and 145 Core holes completed, assayed and added to the database since the last audited resource estimation of October 2004. This total includes geotechnical, barren, condemnation and exploration drillholes, but not holes where data had not yet been loaded into the database.

Work done prior to 2004 was spot checked and evaluated by examination of limited amount of core and surface exposures. The updated Resource estimate was completed by Minefinders and includes information from additional holes drilled during 2006-2007.

Dr. Richard L. Nielsen, Consulting Geologist employed by CAM, carried out a site visit on July 5 through 7, 2007. Discussions were held on site and in the Reno office with Tench Page, VP Exploration, William Overbay, and other geological staff.

Mr. Robert L. Sandefur, P.E., Senior Geostatistician and Reserve Analyst employed by CAM, provided an independent review of the resource estimation and methodology.

This report is based largely on a 43-101 report prepared by Minefinders in 2007 noted in the references. Additional work by CAM is indicated by "CAM" in the sentence or paragraph.

1.2 Property Description

The Dolores project is located in the Sierra Madre Occidental Range in the State of Chihuahua, northern Mexico at Latitude 29° 00' North, Longitude 108°32' West. It about 94 km by road (45 km by air) southwest of the town of Madera, and 250 km west of the city of Chihuahua.

Mineral rights to the Dolores Project lie in mining concessions which cover the entire mineral Resource area and are controlled by Minefinders, through its wholly owned Mexican subsidiary Compania Minera Dolores, S.A. de C. V. (CMD). CMD directly owns the Dolores, Silvia, and Unificacion Real Cananea concessions.

The latter was formed in 2006 by legal amalgamation of seven small concessions. . Total area of concessions under control of Minefinders remains 27,700 hectares. All concessions are in good standing and have been converted to exploitation status. Surface-rights agreements have been negotiated with surface owners.

1.3 Access and Local Conditions

The property is reached by 90 km of dirt roads from the town of Madera, 320 km west of Chihuahua City. Minefinders recently completed construction of a new 92-km access road suitable for truck traffic; it joins the paved highway at Yepachic, Chihuahua. Access can also be achieved by light aircraft landing on a dirt strip located about 8 km from the mine site. Topography is rugged, with elevations ranging from 1,200 to 2,000 meters. Vegetation is typical of the Sierra Madre, with thorny plants, and cacti, replaced by oak and pine forests at higher elevations.

The climate is typical of the Sierra Madre with an average temperature of 18° C, with lows of -10° C and highs of 45° C. Precipitation averages 250mm, most of it occurring from July to September as brief heavy rainstorms. Snowfall is common in December and January but does not remain on the ground for long. Water is available from a small local reservoir, from underground workings, and from Rio Tutuaca. Additional water rights will be required for the mine.

Diesel generated power will be required for production facilities. The mine plant is presently under construction and includes crushing facilities, ponds to store solution, an extraction plant, shops and a permanent campsite. Leach pads will be constructed to fill canyons and will be 100 meters and more from the mine.

The village of Dolores occupies an area directly over the mineral resource. The agreement between Minefinders and Ejido Huizopa calls for relocation of the village. New homes for the villagers are presently under construction about three kilometers from the mine site.

1.3 History

Mining in the Dolores region started in the 1800's. Mechanized production occurred between 1915 and 1929, with no records of any production since that time. Incomplete mining records from 1922 to 1931 indicate that total production during this time was about 372,000 tonnes of ore containing over 116,000 ounces of gold and 6 million ounces of silver. Most of this production came from several underground stope mine operations within and beyond the Dolores resource study area.

The district then remained idle until 1993 when Minefinders began acquiring a land position. Drilling started in 1996, with a total of over 200,000 meters of drilling to June 2007 and continuing, in 850 holes of both core and reverse circulation types. A joint venture with Echo Bay Mines lasted less than a year during 1996-97.

Several independent mineral Resource estimates of the Dolores property were prepared between 1997 and 2004, showing an increasing mineral inventory as drilling progressed.

A complete bankable level feasibility study for the project was prepared in 2005, and project construction is taking place at the site now. More exploration drilling was completed in 2006 with the objective of obtaining data that would further enhance the quality of the mineral Resource estimate. Chlumsky, Armbrust, and Meyer (CAM) were engaged to prepare a new audit of the Minefinders revised Resource estimation that integrates the newly acquired data. This present report is an audit of this latest Resource estimate by Minefinders.

1.4 Geology and Mineralization

The Dolores gold-silver deposit in the Sierra Madre Occidental is a low- to medium-sulfidation epithermal deposit hosted in andesite volcanic rocks of the Lower Volcanic Series of Tertiary age. Mineralization is present in a NNW-striking, steeply-dipping structural zone, and is concentrated in fractures and stock works that lie adjacent to latite dikes. The deposit shows characteristics similar to economic deposits in volcanic rocks of Tertiary age in Mexico, South America, Indonesia and elsewhere.

Gold and silver mineralization is present in veins, silica stockworks, breccias and replacements. Deeper mineralization tends to be preferentially in high-grade veins, changing near surface into wider stockworks, veinlets and disseminations in the less competent, more permeable, overlying latite flows and tuffs. Minerals present include galena, sphalerite, pyrite, silver sulfides, native silver and visible gold. Clay-illite-hematite alteration with no significant gold or silver values (commonly referred to "steam heated" alteration) also is present at the surface and is a characteristic feature of this type of epithermal mineralization.

Mineralization occurs in an area over 4,000 meters long and up to 1,000 meters wide, with over 700 meters of vertical extent. The extent of mineralization at depth has not been fully defined. The bulk of the deposit is high in the system where feeders widen into breccias and stockworks up to a few hundred meters wide that form halos around the main structures. Grades in the feeders are in the ranges of 10 to 30 g/t gold and 300 to more than 1,000 g/t silver. Disseminated mineralization that lies adjacent to high grade feeder structures at upper levels, has lower grades in the range of 0.3 to 2 g/t gold and up to 150 g/t silver. The width of coherent mineralization commonly is about 200 up to 300 meters wide, and lies in zones that trend NNW and dip steeply to the west.

Some vein and disseminated gold-silver mineralization is known to extend in a NNW and SSE direction beyond the limits of the resource estimate area. This mineralization may be considered exploration potential and may eventually be classed as Resource. Areas beneath Dolores village are inferred to contain mineralization that has not been fully defined by drilling. These areas will be drilled when residents are relocated to the new Dolores village.

1.5 Drilling

Minefinders started exploration drilling at Dolores in 1996 using both reverse circulation and diamond drilling. Drilling was organized along sections that were spaced 25 meters apart and oriented perpendicular to the prevailing NNW strike of mineralization. The current drilling database at the time of this Resource estimate included 346 RC holes totaling 63,501 meters and 504 diamond core holes totaling 143,507 meters, for a combined total of 207,008 meters. Most holes are inclined.

Drill core recoveries have consistently been at acceptably high levels, well over 90 percent. Core and cutting samples have been kept in secure locations, under lock-and-key or guarded by a watchman until picked up from the property by representatives of commercial assay labs.

About 86 percent of core holes prior to 2002 and 100 percent of those from 2002 forward were surveyed down-hole, and some reverse-circulation holes were surveyed. Minefinders has applied a wander correction based on drill hole deviation patterns of nearby holes, to estimate the deviation in non-surveyed holes.

1.6 Sampling and Assaying

Logging and sampling procedures in 2006-7 followed industry-standard norms, as did apparently earlier drilling campaigns. Core was split, with half the mineralized intervals being sent for assay. Samples are picked up on site by Bondar Clegg, Inspectorate Labs and most recently by ALS Chemex Laboratories, and transported to their respective lab facilities for sample preparation by crushing and pulverizing. Pulps were forwarded to labs in Reno or Vancouver for sample preparation and analysis using ISO-certified standard techniques.

QA/QC used by the analytical laboratories and by Minefinders protocols are appropriate and conform to common industry practice. These measures consist of the use of standards, blanks, and re-assays. CAM reviewed these procedures and concurs with Roscoe Postle (2004) that QA/QC protocols employed on the Dolores Project are sufficiently vigorous to ensure that the sample data is appropriate for use in a mineral resource estimation.

1.7 Metallurgical Testing

In 2006, Kappes Cassiday & Associates reviewed bench-scale tests of column leaching by cyanide on Dolores samples. The estimated overall recovery of gold was 74 percent, and for silver 51 percent. These differential recoveries were used to calculate gold-equivalent values based on gold and silver assays and prices.

1.8 Mineral Resource estimation

Bulk density estimates were based on approximately 250 tests conducted prior to 2003 on drill core using the water immersion method on paraffin-sealed core samples. The tests were primarily latite and andesite rock units, which comprise the principal hosts for the deposit. Average density for the latite is 2.52 t/m3 and for the andesite is 2.58 t/m3. The average abundance of the latite host in the deposit is estimated at 40 percent versus 60 percent for andesite. An average density of 2.55 t/m3 is assigned to all Resource blocks, based the relative proportion of host rock lithologies.

The geologic model developed by Minefinders is appropriate for the mineral Resource estimate, as it is based upon geologic data obtained from surface and underground geologic mapping; and from well documented sub-surface features obtained from detailed geologic logging of 850 reverse circulation and diamond drill core holes. It is the opinion of CAM that density of drill holes is adequate for the Resource Estimate that is the subject of this audit.

CAM was provided with the current database with all data as of June 2007. This included some new drill holes not used in the Resource estimate. The standard CAM statistical check procedure showed some anomalies. While CAM recommends that the statistical anomalies be checked prior to the next resource update, even if the is anomalies turn out to be errors they would not have a substantial effect on the overall resource estimate.

CAM has reviewed the Resource model preparation procedures and performed independent checks on the model and data used to prepare it and believes that the resource model is suitable for use in financial decisions and mine planning.

Minefinders' mineral Resource estimates, as publicly released on June 12, 2007, are shown in Table 1-1 and 1-2.

CAM reviewed the Resource estimation and Resource classification procedures used by Minefinders. A re-tabulation of the Resource model by CAM checked the Minefinders results within 1 percent which CAM regards as acceptable. A cumulative frequency plot of gold grades in the model shows some slight bumps

which CAM does not believe will be found in actual mining. Backmarking by CAM, a procedure in which each composite is compared to the grade of the block within which it falls, indicates that the model had an acceptable degree of consistency with the composites used to prepare it. A nearest-neighbor check of the Resource model gave good check on contained metal, indicating that the Minefinders model is reasonable. On the basis of the review of the methodology as described by Minefinders and CAM's independent work, CAM believes that the Resource model is suitable for use in the calculation of Reserves.

Table 1-1
Dolores Measured and Indicated Mineral Resource Estimates (Minefinders, 2007)

Cutoff [1] (gpt)	Tonnes	Gold (gpt)	Gold (ounces)	Silver (gpt)	Silver (ounces)	Aueq [2] (gpt)	Aueq [2] (ounces)
3.0	10,571,000	3.844	1,306,000	155.3	52,769,000	6.432	2,186,000
2.0	20,225,000	2.721	1,769,000	114.6	74,539,000	4.632	3,012,000
1.0	45,077,000	1.680	2,435,000	76.1	110,305,000	2.949	4,273,000
0.8	55,032,000	1.470	2,602,000	67.4	119,201,000	2.593	4,588,000
0.6	73,436,000	1.202	2,838,000	56.0	132,095,000	2.135	5,039,000
0.5	88,295,000	1.052	2,987,000	49.5	140,531,000	1.877	5,329,000
0.4	**106,292,000**	**0.918**	**3,137,000**	**43.5**	**148,743,000**	**1.643**	**5,616,000**
0.3	123,382,000	0.819	3,249,000	39.0	154,826,000	1.470	5,829,000

[1] cutoff based on grams per tonne Aueq at a 75:1 silver to gold ratio having regard to metallurgical recoveries.
[2] grams per tonne Aueq resource based on updated 60:1 silver to gold ratio.

Table 1-2
Dolores Inferred Mineral Resource Estimate (Minefinders, 2007)

Cutoff [1] (0.4 gpt)	Tonnes	Gold (ounces)	Silver (ounces)
Inferred	30,350,000	661,000	27,517,000

1 cutoff based on grams per tonne Aueq at a 75:1 silver to gold ratio having regard to metallurgical recoveries.

1.9 Recommendations

CAM recommends that drilling at the project should continue. Additional drill holes in the Dolores townsite area, and on the northerly, southerly, and at-depth extensions of the known mineralization, may add significantly to the mineral Resources.

2.0 INTRODUCTION

Chlumsky, Armbrust & Meyer (CAM) has been requested by Minefinders Corporation Ltd. to prepare an Independent Technical Report compliant with NI 43-101 on the Dolores Property. Purpose of the report is to provide an independent review and audit of the updated mineral Resource estimation for Minefinders' Dolores gold and silver project in Chihuahua, Mexico. The updated Resource estimate was completed by Minefinders and includes information from additional drilling between 2005 and 2006. The geologic model also was updated and refined. Specifically, the vertical extent of the block model was extended an additional 100 meters downward. The block model now includes mineralization for 700 meters total vertical depth.

Dr. Richard L. Nielsen, Consulting Geologist employed by CAM, carried out a site visit on July 5 through 7, 2007. He visited exploration drills presently in operation, inspected the core storage building, examined drill core, examined exposures of principal rock units and made two traverses across exposed mineralization to review characteristics of and principal controls on mineralization. Samples were not taken for assay as several other Qualified Persons have visited the property, and it has a documented history of gold production. Discussions were held on site and in the Reno office with Tench Page, VP Exploration, William Overbay, and other geological staff.

3.0 RELIANCE ON OTHER EXPERTS

Various maps and technical reports were provided by Tench Page, William Overbay, and other geological staff of Minefinders. Two previous 43-101-compliant reports (Roscoe Postle, 2004 and PAH, 2002) were reviewed, and are listed in the Reference section. CAM did not independently verify the boundaries and legal status of the mineral properties, and the environmental and operating permits.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Dolores project is located in the Sierra Madre Occidental Range in the State of Chihuahua, northern Mexico at Latitude 29° 00' North, Longitude 108°32' West. It is in the Municipality of Madera, about 94 km by road (45 km by air) southwest of the town of Madera, and 250 km west of the city of Chihuahua (Figure 4-1).


Tijuana
Mexicali
UNITED STATES OF AMERICA
El Paso
Nogales
Baja California
Sonora
Sierra Madre
Occidental
MEXICO
Chihuahua
Dolores
Moris
Chihuahua
Ocampo
PACIFIC
OCEAN
Gulf of California
Guitarra
Cieneguita
Batopilas
Coahuila
Baja California Sur
Durango
Cienega
Durango
Bacis
Zacatecas
Gold Camp
Major City
0
250 km
Minefinders Corporation Ltd.
Dolores Project
Location Map

Figure 4-1
Location Map

Mineral rights to the Dolores Project are controlled by nine mining concessions shown in Figure 4-2 and Table 4-1, below. Minefinders, through its wholly owned Mexican subsidiary Compania Minera Dolores, S.A. de C. V. (CMD), directly owns the Dolores and Silvia concessions and the remaining seven concessions that as of April 10, 2006 were combined into one comprehensive concession entitled the Unificacion Real Cananea (Title No. 227028 covering 1,920 hectares with expiry date of December 12, 2039). Total area of concessions under control of Minefinders remains 27,700 hectares.

As of September 2006 the total payments for the sever smaller concessions was completed and full title transfers were duly registered and recorded by November of 2006 giving Minefinders 100 percent interest in all the properties. The Net Smelter Return (NSR) of 2 percent on silver and gold production remained payable to the owner with an additional 1.25 percent royalty on gold only payable to another party. In a press release dated April 18, 2007, Royal Gold, Inc., a royalty company, announced a merger with Battle Mountain Gold Exploration Corp. Battle Mountain is a precious metal royalty company and their principal assets include a 3.25 percent NSR royalty on gold production and 2.0 percent NSR royalty on silver production from the Dolores project. Minefinders confirms this royalty ownership and indicates it applies to the entire deposit at Dolores. Apparently Mr. Liebano Saenz Ortiz sold his royalty position to Battle Mountain Gold Exploration Corp.


N
730000mE
740000mE
3220000mN
3210000mN
3200000mN
Concessions Inside Dolores
Silvia T-201857
Ampl. Real Cananea T-184984
San Judas Tadeo T-184983
Real Cananea Uno T-184982
Real Cananea Dos T-184986
Real Cananea T-184981
Ampl. Real Cananea Uno T-184985
Total of 4785.576 Has.
Dolores
PPD Dolores
PPD Huizopa
3,200,616.295 mN
734,873.040 mE
LEGEND
Dolores resource area
Surface Gold Anomaly
Concessions under option
Minefinder concessions
0
2 km
Minefinders Corporation Ltd.
Dolores Project
MEXICO
Concession Map

Figure 4-2
Concession Map

Table 4-1 Dolores Mineral Concessions			
Concession	Title No.	Area (ha)	Expiry Date
Silvia	217587	2,866	August 20, 2052
Real Cananea*	184981	394	December 12, 2039
Real Cananea Uno*	184982	180	December 12, 2039
San Judas Tadeo*	184983	1,150	December 12, 2039
Aalma Maria*	1191728	6	December 18, 2041
Ampliacion Real Cananea*	184984	350	December 12, 2039
Ampliacion Real Cananea Uno*	184985	360	December 12, 2039
Ampliacion Real Cananea Dos*	184986	480	December 12, 2039
Dolores	221593	22,914	March 3, 2054
Total		**27,700**	

* In 2006, these seven concessions were legally combined into one concession, Unificacion Real Cananea .

The three concessions shown on Figure 4-2 and listed in Table 4-1 are contiguous and cover the mineral Resource defined in this study. All claims, license fees and taxes for property owned or under the control of Minefinders have been fully paid and are up to date. All concessions have been converted to exploitation status. Minefinders reports that surface right agreements have been negotiated with Ejido Huizopa, and certain individual members of the Ejido to allow Minefinders access and the right to carry out exploration activities up to and including all mining operations. (An "ejido" is a uniquely Mexican institution set up by the government during a period of land reform. It is a rural agricultural cooperative having well-defined property rights.) A new contract with the Ejido, signed in November 2006, terminates the old contract of 1997. The new agreement grants Minefinders irrevocable use of land for the mine and roads for a term of 15 years with a right to extend for 15 more years. Principal differences from the earlier contract are increased cash payments, and other benefits to the Ejido that include construction of schools, clinics, sports fields and other infrastructure. Minefinders also agrees to provide preferential hiring for jobs and training.

The area containing the Dolores Resource estimate as well as the ground on which leach pads, and processing plant lies on ground well within the limits of ground held by Minefinders.

Lic. Victor Garcia J; from the law firm of Garcia-Jimenez & Asociados, has searched his records as well as those of the Mexican Director of Mines, and determined that the concessions are valid and that Minefinders is the legal titleholder. The claims are on file in the Municipality of Madera, State of Chihuahua, Mexico.

To the best knowledge of the authors of this report, the Dolores property has not recently been legally surveyed, and is subject to no known environmental liabilities.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is reached by 90 km of very poor gravel and dirt logging roads from the town of Madera, 320 km west of Chihuahua on Highway #15. Narrow winding dirt roads provide access throughout the area. CMD has repaired, improved and constructed most of a 92-km access road from Yepachic, Chihuahua, to the mine site and this is now the main road access to the mine and plant. Access to the property can also be achieved by light aircraft landing on a dirt strip located about 8 km from the mine site.

The climate is typical of the Sierra Madre with an average temperature of 18° C, with lows of -10° and highs of 45° C. Precipitation averages 250mm, most of it occurring from July to September as brief heavy rainstorms. Snowfall is common in December and January but does not remain on the ground for long. Vegetation is typical of the foothills of the Sierra Madre and includes thorny plants, cacti, with oak and pine forests at higher elevations. Topography is rugged, with elevations ranging from 1,200 to 2,000 meters. Erosion has resulted in deep V-shaped valleys, and barranca canyons.

The local economy consists of logging, ranching and subsistence farming. Unskilled workers may be found in nearby small villages, but mine workers will have to come from Chihuahua, which is the main supply point in the state, or from Hermosillo, 350 km to the west. Water is available from a small local reservoir, from underground workings, and from Rio Tutuaca. Additional water rights will be required for the mine. Diesel generated power will be required for production facilities. The mine plant is presently under construction and includes crushing facilities, ponds to store solution, an extraction plant, shops and a permanent campsite. Leach pads will be constructed to fill canyons and will be 100 meters and more from the mine.

The village of Dolores presently occupies an area directly over the southern end of the mineral resource. The agreement between Minefinders and Ejido Huizopa calls for relocation of the village. New homes for the villagers are presently under construction and located about three kilometers from the mine site.

6.0 HISTORY

Mining in the Dolores region is reported to have started with placer mining in the 1860's followed by lode mining beginning by 1898. By 1915, a power line had been installed from the town of Madera, and a 25-stamp mill began operation treating the Dolores ore. Pulverized ore was passed through a cyanide leach circuit with zinc precipitation for gold and silver recovery. The stamp mill operated until early 1929 when it was destroyed by fire. Only sporadic high-grade production occurred from 1929 to 1931, with no records of any production since that time. Incomplete mining records from 1922 to 1931 indicate that total production during this time was about 372,000 tonnes of ore containing over 116,000 ounces of gold and 6,000,000 ounces of silver. This production came from several underground stope mine operations including some beyond the Dolores resource study area. In 1980, Consejo de Recursos y Minerales, a Mexican government organization, sampled many of the accessible underground workings.

The property essentially remained idle until 1993 when Minefinders began acquiring a land position in the district. The Company initiated a full exploration project in September 1994, and drilling started in 1996, with a total of about 200,000 meters of drilling to June 2007 with 850 holes of both core and reverse circulation drilling (Table 11-1).

On December 2, 1996, Minefinders granted Echo Bay Mines (Echo Bay) an option to earn 60 percent interest in the Dolores Property by participating in a financing and funding the first US$ 4.0 million in expenditures for a bankable feasibility study. In October 1997, Minefinders bought-out the Echo Bay interest and owns the property outright subject to the underlying agreement. All data from Echo Bay's complete drilling, sampling, environmental data collection, and metallurgical testing was transferred to Minefinders and in this report is not referenced separately as being undertakenby Echo Bay.

Humboldt Mining Services prepared independent mineral resource estimates of the Dolores property in August 1997. In October 1998, Mineral Resources Development, Inc. (MRDI) of Canada completed a scoping study to evaluate development of the Dolores property. Pincock, Allen & Holt (PAH) conducted an audit of the Dolores resources in December 2002. Previous historical estimates are listed in Table 6-1.

Table 6-1 Historical mineral Resource estimates, Dolores project						
Company	Date	Resource Category	Tonnes (millions)	Au g/t	Ag g/t	AuEq g/t
Humboldt	Aug. 1997	unclassified	27.8	1.3	47.3	--
MRDI 0.5 g/t AuEq cutoff	Jun. 1998	Indicated	30.2	0.852	41.3	1.40
		Inferred	30.7	0.805	46.8	1.43
PAH Audit 0.5 g/t AuEq cutoff	Aug. 2002	Measured	21.5	1.107	57.8	2.07
		Indicated	28.6	0.993	63.1	2.05
		Inferred	28.1	0.919	52.8	1.80
Minefinders 0.3 g/t AuEq cutoff	Aug. 2004	Measured + Indicated	93.6	0.866	41.0	1.41
		Indicated*	27.3	0.801	27.5	1.17
Roscoe Postle Audit 0.3 g/t AuEq cutoff *	Nov. 2004	Measured + Indicated	101.1	0.84	40.8	1.34
		Inferred	28.1	0.77	28.0	1.14

*AuEq calculated at a 60:1 Ag:Au ratio

In November 2002, M3 Engineering and Technology Corporation (M3) was contracted by Minefinders to initiate a series of scoping studies in support of a feasibility study. A complete bankable level feasibility study for the project was prepared in June 2005, based upon the results of earlier studies. Additional exploration drilling was completed in 2006 with the objective of obtaining data that would further enhance quality of the mineral Resource estimate. Chlumsky, Armbrust, and Meyer were engaged to prepare a new audit of the Minefinders revised Resource estimation that integrates the newly acquired data. This present report is an audit of this latest Resource estimate.

7.0 GEOLOGIC SETTING

7.1 Regional Geology

The following description of regional geology is from the published paper by Overbay and others (2001.)

The Sierra Madre Occidental (Figure 7-1) is a 1,200 by 300 km northwest-trending mountain system, and features a long northwest-trending volcanic plateau within a very broad anticlinal uplift. Regional geology is dominated by large-volume rhyolitic ash flow tuffs emanating from calderas of Oligocene age (35 to 27 million years), the Upper Volcanic Series. These volcanic rocks are generally calc-alkalic rhyolitic ignimbrites with subordinate andesite, dacite, and basalt, with a cumulative thickness of up to 1,000 meters.

The Upper Volcanic Series unconformably overlies rocks of the slightly older Lower Volcanic Series that are primarily of andesite composition with interlayered felsic ash flow tuff deposits that formed from 46 to 35 million years ago (Eocene time).

Deposition of the Lower Volcanic Series was accompanied by emplacement of hornblende-bearing quartz diorite and granodiorite batholiths and small intrusive bodies. The majority of the epithermal and porphyry-related precious-metals deposits in the Sierra Madre Occidental are hosted in the Lower Volcanic Series.

Thin basalt to rhyodacite flows of late Miocene and younger age cap many of the plateaus and hills in the region. The Baucarit formation, a conglomeratic, basin fill sedimentary unit intercalated with several thin basalt flows, was deposited during Pliocene and Pleistocene time.

The oldest structural episode is related to the Laramide orogeny, which produced east-striking, steeply dipping strike-slip faults. Later extensional forces resulted in development of N-S to N30W striking, sub-vertical, dip-slip normal faults of regional extent that produced a series of parallel to sub parallel west-dipping fault planes showing only limited horizontal displacement. Following these two events, NW-trending extensional forces resulted in development of N60E oriented normal faults. Structures developed in the Dolores area are believed to have controlled emplacement of a series of NNW- trending andesite to latite intrusions. Zones of permeability associated with these faults and intrusive contacts formed conduits for the ascending mineralizing hydrothermal fluids.



N
Kilometres
GUAYNOPA
P. DEL TORO
NICOLAS BRAVO
NUEVA MADERA
MADERA
TRES OJITOS
SONORA
DOLORES
TEMOSACHIC
HUIZOPA
DOLORES PROJECT
LEGEND
Quaternary
Qal Alluvial Deposits
TQb Basalt & interbedded sediments
Tsc Tectonic deposits
Tertiary
Tmv Rhyolite & Dacites
Tiv Volcanics & Volcaniclastics
Tgi Intrusive granitic rocks
Cretaceous
Kim Calcareous Marine Sediments Chihuahua Group
Kiv Andesitic volcanic / sedimentary sequence
Geological Contact
Normal Fault
Fracture Zone
Town
Mine / Showing
Road
Secondary Road
Railway
Creek / River
Minefinders Corporation Ltd.
Dolores Project
MEXICO
Regional Geology

Figure 7-1
Regional Geology

7.2 Local Geology

The Dolores project is underlain by the two main volcanic packages. The Lower Volcanic Series, consists of gently tilted lavas, flow breccia, and tuffaceous rocks with a minimum thickness of 700 meters. It is conformably overlain by 100 to 200 meters of felsic latite volcaniclastic breccia.

These units are overlain by the Upper Volcanic Series, which is a sub-horizontal volcaniclastic assemblage of mostly felsic ignimbrites and tuffs. The Upper and Lower Volcanic Series are separated by an unconformity (Figure 7-2) that is manifest by a distinctive multilithic, poorly consolidated rubble zone of probable colluvial origin. This erosional surface formed after development of a NNW-trending anticlinal uplift. Subsequent erosion formed a window exposing mineralized rocks of the Lower Volcanic Series in the Dolores district.

7.3 Property Geology

The Tertiary Upper Volcanic Series consists of felsic ignimbrites, volcanic breccias, tuffs and flows (Figures 7-2 and 7-3). Individual felsic units vary from stratified, poorly-lithified tuff to strongly-welded volcaniclastic rocks with interlayered tuffaceous conglomerate and breccia. All the units exposed are unsorted and range from unstratified to stratified with monolithic to multilithic compositons.

The Tertiary Lower Volcanic Series (Figure 7-3) forms a varied package of volcanic rocks. Exposed rocks include light-colored coarse lithic lapilli tuff with fragments contained within a non-welded matrix, and latite flow rocks of porphyritic character with phenocrysts of K-feldspar and plagioclase.



N
LEGEND
PRIMARY LITHOLOGY
Post-Mineral Volcanics
Latite Pyroclastics
Breccia Pipe
Latite Intrusives
Diorite Intrusive
Andesite Volcanics
ALTERATION TYPES
Brecciation
Silicification
Argylization
AREA OF MAIN DRILLING
0
500m
Minefinders Corporation Ltd.
Dolores Project
MEXICO
Property Geology

Figure 7-2
Property Geology


Baucarit
Upper Volcanic Series
Lower Volcanic Series
~1 m.y.
Baucarit Formation:
Conglomeratic Basin Fill material with Basalt flow interbeds
~5 m.y.
Basalt Flows
intercalated with felsic ash and tuff
~22 m.y.
~27 m.y.
DISCONFORMITY
Upper Volcanic Series:
Felsic Volcaniclastics & Flows: Latitic to Rhyolitic Ignimbrites. Variable from welded to non-welded
~35 m.y.
UNCONFORMITY
Lower Volcanic Series:
Non-welded Latite Tuff Breccias & Flows
Andesitic Volcanics
Latite Intrusive
Dikes Sills & Domes
Andesite Porphyry Intrusive
Primarily Dikes
Gradational contacts with Latite Intrusive
Diorite Intrusive
~45 m.y.
Minefinders Corporation Ltd.
Dolores Project
Stratigraphic Column

Figure 7-3
Stratigraphic Column

8.0 DEPOSIT TYPES

Gold and silver mineralization at Dolores is present as low to medium sulfidation, gold-silver bearing, veins, silica stockworks, breccias and replacements (Figure 9-1). The system is mostly structure-controlled in a NNW striking extensional fault system. Mineralization occurs as fine-grained quartz-adularia veins, breccia fill and stockworks in the competent andesite flows of the Lower Volcanic Series. Relatively deep mineralization tends to be preferentially in high-grade veins. At higher elevations these feeder veins grade into wider stockworks, veinlet and disseminations toward the less competent, more permeable, overlying latite flows and tuffs of the Lower Volcanic Series. Near surface mineralization shows a strong element of structural control, but mineralization widens out owing to development of breccia and fractures adjacent to the main mineralized conduits. Steam-heated clay-illite-hematite alteration with no significant gold or silver values also is present at the surface and is a characteristic feature of this type of epithermal mineralization.

Deposits with features discussed above are present through the Sierra Madre Occidental as shown in Figure 4-1, and as characterized by Albinson and others (2001). Numerous productive districts are of this type.

9.0 MINERALIZATION

Gold and silver mineralization identified at surface lies in an area over 4,000 meters long and up to 1,000 meters wide at elevations from 1,100 meters to 1,700 meters above sea level (Figure 7-2). Mineralization has been investigated to the depth of drilling at 1,000 meters elevation or over 700 meters of vertical extent (Figure 9-1). The extent of mineralization at depth has not been fully defined.

Mineralization in feeder structures at depth ranges up to five to ten meters wide in tight quartz stockwork and mineralized fractures. The bulk of the deposit is high in the system where feeders widen into breccias and stockworks up to a few hundred meters wide that form halos around the main structures. Grades in the feeders are in the ranges of 10 to 30 g/t gold and 300 to more than 1,000 g/t silver. Disseminated mineralization that lies adjacent to high grade feeder structures at upper levels, has lower grades in the range of 0.3 to 2 g/t gold and up to 150 g/t silver. The width of coherent mineralization commonly is about 200 up to 300 meters wide, and lies in zones that trend NNW and dip steeply to the west. Some vein and disseminated gold-silver mineralization is known to extend in a NNW and SSE direction beyond the limits of the Resource estimate area, and this mineralization may be considered exploration potential and may eventually be included in the resource.


Schematic Section Looking N30W
Au Ag Hg Sb As Pb Zn
1700
1600
1500
1400
1300
1200
1100
1000
Elevation (m)
Lower Sequence: Latite Tuff & Volcaniclastics
Lower Sequence: Andesite Volcanics w/ Latite Dikes
Data to approx 1000 meters depth. There is some variability of system depth along strike.
Bonanza Grade Feeders Up to 200 g/t Au, 5 kg/t Ag
Disseminated & Stockwork Zone: Up to 5 g/t Au, 100 g/t Ag
Hydrothermal breccias & Stockwork Up to 70 g/t Au, 1 kg/t Ag

Figure 9-1
Schematic Cross-section

Breccia bodies range from true tectonic breccias cemented by quartz to hydrothermal breccias showing streaming textures. Breccias show evidence of episodic mineralization and re-cementation by quartz, adularia, and calcite veining.

Mineralization at Dolores is accompanied by quartz-adularia alteration. Locally pervasive silica alteration is closely associated with structures and may contain up to four percent fine-grained pyrite. Quartz textures are fine-gained to drusy encrustations in breccias. Areas of intense propylitic alteration are high in gold and silver values in some areas. Mineralization is generally associated with quartz and may be composed primarily of iron-oxides, silver sulfosalts, electrum, and native gold where oxidized grading into pyrite, silver sulfides, native silver and visible gold with increased galena, and sphalerite at depth. Other associated gangue minerals include sericite, illite, rhodochrosite, fluorite, chlorite, epidote and various secondary minerals.

Well-defined geochemical zonation patterns are characteristic with Sb, and As occurring high in the system and Pb, and Zn base metal mineralization increasing at depth. Combined percentages of Pb and Zn at elevations below the 1350 meter level locally exceed 3 to 10% and may be of future economic interest but are not included in this resource estimation.

Alteration zones include argillization along margins of the feeder structures, various intensities of propylitic (chlorite-epidote-calcite-pyrite) alteration of the volcanic wall rocks, as well as a regional low-grade propylitic overprint in the volcanic host rocks. The hydrothermal propylitic alteration related to mineralization is pyritic and relatively coarse grained.

Latite porphyry magmas are thought to be genetically related to emplacement of the epithermal veins. The regional structural system controls both emplacement of latite dikes and fluid flow related to mineralization. Strongest controls on mineralization are contact zones between intrusive latite and the andesite wallrocks where development of fractures and brecciation are focused. Mineralization is the result of ascending epithermal fluids that undergo cooling by fluid mixing, repeated boiling and throttling, and subsequent decompression and mineral deposition.

Patches of steam-heated alteration with kaolin-illite-hematite alteration and not carrying gold-silver values is present in the non-welded latite tuff breccias and flows of the Lower Volcanic Series.

Oxidation of mineralization is highly variable throughout the deposit and has been noted to the full depth of drilling along structures. The deposit can be regarded as having variable amounts of oxide and mixed oxide-sulfide grading into sulfide with depth.

10.0 EXPLORATION

No assays determined prior to Minefinders' tenure on the property have been used in preparation of this report.

During 1993 and 1994, Minefinders carried out mapping and sampling to evaluate the Dolores property. Since 1995, the property has been subject to extensive geological, geochemical, and geophysical surveys to identify drilling targets. Surface and underground sampling has exceeded 10,000 rock chip samples. Minefinders carried out more than six square kilometers of detailed mapping and 12 square kilometers of reconnaissance mapping. Geophysical surveys have included 14.9 kilometers of induced polarization, resistivity surveys, and magnetic surveys. Results of these surveys are not considered material to the resource estimates, and were not reviewed by CAM. Since 1993 all exploration work, including mapping, sampling, drilling and geophysical studies have been under direct supervision of Minefinders personnel.

10.1 Exploration Potential

Surface soil and rock chip geochemical sampling have identified linear zones of coherent mineralization that have not been fully explored. This mineralization is not in the present planned pit, but does constitute exploration targets. Deep levels of mineralization inferred from drill data and lying below the planned pit have not been fully explored or evaluated for possible underground mining. Volumes located beneath closely spaced buildings of Dolores village are inferred to contain mineralization that has not been fully defined by drilling. These areas will be drilled when residents are relocated to the new Dolores village. Additional exploration drilling adjacent to the north and south limits of the presently defined Mineral Resource very likely will define additional mineralization that can be mined economically and be included in extensions of the open pit. Drill targets in these areas are defined by elevated gold-silver values in surface samples.

11.0 DRILLING

Minefinders started exploration drilling at Dolores in 1996 using diamond drilling (DDH) for core and then later adding reverse-circulation drilling (RC) (Table 11-1). Core was of HQ or NQ diameter. Drilling was organized along sections that were spaced 25 meters apart and oriented perpendicular to the prevailing NNW strike of mineralization. The current drilling database at time of this most recent Resource estimate included 327 RC holes totaling 58,922 meters and 505 DDH holes totaling 142,888 meters for a combined total of 201,810 meters as outlined in Table 11-1. Figure 11-1 is a surface plot of the project exploration drilling, and Figure 11-2 shows a typical cross-section through the mineralized area. Table 11-2 summarizes some of the mineralized intercepts from the 2006 drilling.

The comments below relate to Minefinders' drilling and sampling in 2006 and 2007 only. Previous Technical Reports (PAH, 2002 and Roscoe Postle, 2004) reviewed earlier drilling.

The 2006-2007 program included many holes for condemnation, water exploration, and/or engineering purposes. Table 11-1 shows the exploration or infill drilling meters only. Additionally, in 2006 the company drilled over 680 meters in large bore water supply wells for use in the operation.

Table 11-1
Drilling and Sampling Statistics, Dolores Project

Year	Number of Holes	Meters Drilled and Sampled	Hole Type	Used in Resource Estimation?
1997	69	13,024.13	Reverse Circulation	Yes
1998	45	10309.84	Reverse Circulation	Yes
2000	39	5885.74	Reverse Circulation	Yes
2002	35	6,912.00	Reverse Circulation	Yes
2003	31	5,046.06	Reverse Circulation	Yes
2006	99	16442.70	Reverse Circulation	Yes
2007	9	1301.91	Reverse Circulation	Yes
TOTALS	**327**	**58,922.40**	**Reverse Circulation**	
1996	30	6,599.40	Core	Yes
1997	80	19382.10	Core	Yes
1998	26	6010.20	Core	Yes
2002	58	19081.55	Core	Yes
2003	101	31893.11	Core	Yes
2004	95	22808.03	Core	Yes
2005	51	15318.26	Core	Yes
2006	61	19980.29	Core	Yes
2007	3	1,814.90	Core	Yes
TOTALS	**505**	**142,887.84**	**Core**	
GRAND TOTAL	**832**	**201,810.22**	**Core and RC**	
Total underground rock-chip samples	532			Yes
Total surface rock-chip samples	9,882			No
Total surface soil samples	1,871			No

Prior to Resource modeling, several holes were filtered from the drill database including two lost holes, six geotechnical or water holes, three twin holes, and two holes of questionable assay quality. Three RC holes, R30, R33 And R78 showed data inconsistent with twined core holes, which are considered more reliable. D168 was reanalyzed and replaced with the new data and D169 was removed and replaced by a subsequent drill hole.


line of section
2600 W
200 m
N
RED drillholes from 2006-7
BLUE drillholes from 1996-2005

Figure 11-1
Drill Hole Locations
Projections of mineralized zones are in blue. The topographic contour interval is 3 meters.



1600.0 Z
1500.0 Z
1400.0 Z
1300.0 Z
1200.0 Z
1100.0 Z

Figure 11-2
Cross-section on line 2600 W, looking northwest.
(Mineralization is outlined in blue)

11.1 Geologic Logging

Logging drill core and chips is carried out by a degreed geologist, assisted by field technicians, under supervision by the principal site geologist.

Logging sheets for core holes show core recoveries throughout each hole. Space is provided for a narrative description of rock type, color, textures, structures, alteration and mineralization. Continuous graphic logs show distribution of rock type, structure and mineralization. Space is provided to record on a scale of one to five (weak to intense or pervasive) brecciation, fractures, veins (quartz, calcite, epidote), alteration (silica, argillic, propylitic), oxidation (pervasive vs. fracture controlled), sulfides (pyrite, galena, sphalerite), oxide minerals (goethite, hematite, jarosite, Mn-oxides), and sample number. Samples generally are taken over two meter lengths. CAM checked a few logs to see that contacts shown on logs were accurately located on cross sections, and the contacts were found to be accurate. Senior members of the geologic staff determine boundaries of rock types and of mineralization that become part of the geologic model for resource estimation. Data for the geologic model includes surface mapping and sampling, underground mapping and sampling, contacts from drill logs, and drill samples.

Logging sheets of reverse circulation drill holes record 1.5-meter sample intervals with sample numbers. Space is provided for recording rock type, color, oxidation; and on a scale of one to five as above, alteration (silica, argillic and propylitic), veins (quartz, calcite, epidote), sulfides (pyrite), and oxide minerals (goethite, hematite and jarosite). Penetration rate is recorded and space is available for a written description of rock mineralization and alteration. It is our opinion that all geologic logging was carried out in a detailed and professional manner and the geologic data that was used to create a geologic model for the resource estimate is accurate and exceeds industry standards.

11.2 Collar Surveys

For more than 95 percent of drill holes, Minefinders used either a total station or multi-station GPS unit to locate collar coordinates. An additional 3 percent of drill holes are located on pads with previously surveyed holes. The remaining holes were located by tape-and-brunton survey from previously surveyed collars. Brunton-surveyed holes are assumed to be accurate to within five meters, co-located holes to within three meters, and surveyed holes to within less than one meter.

11.3 Down Hole Surveys

About 86 percent of DDH holes prior to 2002 and 100 percent of drilling from 2002 forward were surveyed using an Ausmin or Sperry-Sun single-shot camera at down-hole intervals of 25 to 30 meters. Only 13 percent of RC drilling prior to 2002 was surveyed down hole. RC holes drilled between 2002 and 2004 were surveyed down hole using a Tropari instrument. For the unsurveyed RC holes and the 19 unsurveyed DDH holes of the early campaigns, Minefinders has applied a wander correction based on drill hole deviation patterns of nearby holes. Thus the holes can be plotted with relatively high accuracy to determine the true widths of intercepts of mineralized structures.

CAM conclude that the drilling and logging procedures used on the project in 2006 and 2007 were of industry standard.

11.4 Drilling Results

Many of the 2006-2007 holes intersected significant mineralization. A sampling of these intercepts are shown on Table 11-2, as extracted from a Minefinders press release dated 24 April 2007.

Table 11-2 Summary of Selected Dolores 2006 Drill Results							
Drillhole	From (M)	To (M)	Length* (M)	Au g/t	Ag g/t	Au_{eq} 60:1 Ratio	Drilling Purpose
D06-454	229.0	241.0	12.0	0.60	305.2	5.69	extend S of pit
D06-456	124.0	130.0	6.0	2.45	16.7	2.73	extend S of pit
D06-457A	184.0	218.5	34.5	2.20	89.0	3.68	extend S of pit
D06-462	121.0	131.0	10.0	3.42	37.2	4.04	extend S of pit
D06-463	189.0	204.0	15.0	1.50	74.3	2.74	extend S of pit
D04-464	136.0	140.0	4.0	12.23	80.5	13.57	extend S of pit
D06-445	79.0	111.0	32.0	0.25	107.5	2.05	pit infill
D06-466	333.0	336.2	3.2	3.44	37.6	4.06	pit infill
D06-473	306.0	338.0	32.0	2.38	139.2	4.70	pit infill
D06-R245	32.0	57.91	25.9	0.55	104.9	2.30	pit infill
D06-443	426.0	530.0	104.0	2.92	42.9	3.81	pit periphery
D06-449	446.0	527.0	81.0	3.12	39.6	3.78	pit periphery
D06-453	482.0	530.0	48.0	5.75	76.3	6.09	pit periphery
D06-466	497.0	499.0	2.0	11.38	0.7	11.40	pit periphery
D06-469	476.0	478.0	2.0	30.58	3.2	30.64	pit periphery
D06-473	326.0	328.0	2.0	33.94	1705.1	62.36	pit periphery
D06-475	178.0	182.0	4.0	8.89	129.5	11.05	pit periphery
D06-479	458.0	462.7	4.7	4.86	122.9	6.91	pit periphery
D06-R245	149.35	158.5	9.2	2.19	101.5	3.89	pit periphery
D06-484	10.0	18.0	8.0	2.04	10.1	2.21	extend N of pit
D06-R276	64.0	68.6	15.6	0.64	62.1	1.67	extend N of pit
D06-R281	64.0	74.7	10.7	2.62	6.3	2.73	extend N of pit
D06-451	71.3	74.4	2.1	13.22	26.0	13.65	new zone**
D06-483	317.0	350.5	33.5	0.78	27.9	1.25	new zone**
D06-R276	62.5	83.8	21.3	0.50	17.4	0.79	new zone**

* Intercept length, not necessarily true width across structure, which averages 0.5 to 0.8 of intercept width in most holes.
**"new zone" indicates mineralization found during condemnation drilling.

The 2006-2007 drill program successfully extended zones of known mineralization and located new zones of mineralization requiring follow-up drilling.

12.0 SAMPLING METHOD AND APPROACH

RC samples were taken every 1.52 meters (five feet). For dry drilling, two 10 kg to 12 kg samples were collected with one sent to the laboratory for assay and one split kept on site for reference. Chips from each sample interval were saved in plastic chip boxes for geological logging. Samples from dry holes were collected in a standard cyclone and split by riffle splitter. For wet RC drilling, a cyclone and wet splitter were employed so that samples were collected into twin buckets. A flocculant was added in order to allow fines to settle before bagging the samples, creating two 10- to 13-kg samples.

Core sample intervals vary in length based on rock types and mineralization boundaries. Intervals typically are two meters in mineralized rock, but vary from 1.5 meters to 2.2 meters in barren zones. Core samples were split using a longitudinal compressive splitter, with half of the core sent to the laboratory for assaying and half of the core stored on site (a significant amount of core has been removed and consumed for metallurgical testing). This method of splitting was used rather than a diamond saw in order to minimize loss of values by washing away material during sawing. According to the 2002 Pincock Allen and Holt report, core recoveries averaged 95.8 percent, which is considered excellent for epithermal gold-silver deposits. Core recoveries in 2006 and 2007 generally exceed 90 percent and commonly exceed 95 percent.

Underground sampling was done in most of the underground mine workings at Dolores. Workings along the NNW structural strike of mineralization were sampled across the back of the drift in samples two to four meters long at five-meter intervals. For all other workings that were not parallel to the strike of the deposit, samples were collected along the rib at two-meter intervals. Underground surveys were conducted initially in 1982 by Consejo Recursos Mineros and resurveyed in 1998 by a Minefinders consultant.

Underground sampling was used to develop geological ore envelopes and control the geologic model, and was also included in the drill hole database for Resource estimation. Each underground sample was assigned to same weight as one two-meter drill composite.

Minefinders collected over 11,750 surface samples at Dolores, with most (9,882) of the samples collected as continuous five-meter chip samples in road cuts or sample lines that were developed perpendicular to the strike of mineralization. Surface samples were used to define surface expression of grade envelopes for Resource estimation but assays from surface sampling were not use to estimate grades.

CAM's review of sampling procedures indicates that Minefinders' procedures are of industry standard, and suitable for Mineral Resource estimation.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1 Sample Preparation and Security

Core samples are always kept in the core shed, which is locked when the geologist is not present. A watchman in on duty in the core shed overnight. Mineralized samples are kept under lock and key. Some holes without mineralization are stored outside the core shed.

Through 2002, Chemex transported samples from the site to Chemex's facility in Hermosillo for sample preparation. Samples were dried and crushed in Hermosillo to 70-percent minus two mm in jaw and/or roll crushes. The sample was split in a riffle splitter to produce a one-kg sample that was pulverized to 85 percent minus 200-mesh (75 microns).

Subsequent drill samples, after 2002, were picked up on site by Bondar Clegg, ALS Chemex Laboratories, or Inspectorate Labs and transported to their respective lab facilities for sample preparation by crushing and pulverizing. Pulps were forwarded to labs in Reno or Vancouver for sample analysis.

None of the sampling or sample preparation was undertaken by officers or directors of Minefinders.

13.2 Sample Analyses

During the 2006-2007 drill campaign, a single 150-gram pulp sample was forwarded from the prep labs to one of the commercial assay labs mentioned above where a 30-gram sub-sample was assayed for gold using the fire assay (FA) method with an atomic absorption (AA) finish. All samples which assayed over 1,000 ppb gold (Chemex) or 3,000 ppb gold (Inspectorate) were re-assayed using a gravimetric finish. Values used for compositing were those with an AA finish except in samples over 10,000 ppb gold, where the gravimetric value was used.

Through 2001, silver assays were determined using an aqua regia digestion and AA finish assay. Test work by McClelland Laboratories showed that the tail grades from column leach tests showed higher silver grades than predicted by the drill assays. This discrepancy was due to the presence of silver halides. Minefinders began a re-assay program that included about 8,800 samples using a multi-acid total digestion technique with an AA finish. All available samples that previously assayed greater than 10 g/t silver, and samples greater than 5 g/t silver with significant gold values were re-assayed using the total digestion method. Several hundred samples were not available for re-assay. The re-assaying using total digestion increased silver grades by 58.8 percent in oxidized samples, 22 percent in mixed oxide-sulfide samples and 19.2 percent in sulfide samples. All samples yielding silver assay values greater than 100 g/t Ag were re-assayed using FA with a gravimetric finish.

All drilling from 2002 onward uses multi-acid digestion, with an AA finish as the primary silver assay technique, with Fire Assay and gravimetric finish for samples assaying over 200 g/t silver. Gold assays still use Fire Assay with AA finish as before. Samples with assay values greater than 1.0 (ALS Chemex) or 3.0 (Inspectorate) grams per tonne gold are reanalyzed with Fire Assay and gravimetric finish.

For the purpose of compositing silver assays for resource estimation, the gravimetric assay was used first, followed by the total digestion re-assay value. The aqua regia method silver assay was used in cases where there is no alternate silver assay.

13.3 QA/QC Evaluation

Minefinders used a variety of QA/QC measures since 1996 to ensure the accuracy and precision of the assays in the database. The QA/QC program for Dolores is designed to monitor the assay labs to ensure proper sample preparation and unbiased, consistent reporting of sample grades. These measures consist of the use of standards, blanks, and re-assays. Roscoe Postle Associates Inc (RPA), outside consultants, audited the QA/QC practices and data produced by Minefinders in its audit of the Dolores project in 2004. CAM reviewed these procedures and concurs with RPA that QA/QC protocols employed on the Dolores Project are sufficiently vigorous to ensure that the sample data is appropriate for use in a mineral resource estimation

Only limited second lab analysis of data has been done, as second half splits of drill material have been extensively used for metallurgical sampling.

13.3.1 Standards

The purpose of standards is to determine if there is an accuracy problem at the lab due to contamination or poor assaying techniques. Minefinders developed three rock standards, D1, D2 and D3, representing three different grade ranges from mineralized materials from the Dolores deposit. The grade specifications for the three D-standards are shown in Table 13-1. One of every 25 samples sent for analyses is a standard. Minefinders personnel review the standards assays as they are received and flag any that are outside acceptable limits. When necessary, individual or entire batches of samples are rerun. PAH noted in 2002 that over the first three years using Minefinders' standards, the range in values of the relative standard deviation increased with time. In 2002, the in-house standards were discarded in favor of commercially prepared standards that were thought to be more consistent. Initially, standards were only used to measure the accuracy of gold assays, and it was recommended that silver standards also should be considered. Analysis of standards data now includes silver values. PAH also identified a problem where standards which were submitted with drill samples were occasionally recorded in the field as the wrong standard. This problem was also corrected in the field by increasing supervision.

Roscoe Postle Associates, Inc. (RPA) reviewed Minefinders' records for standard assays for the period 2000 to 2003 and confirmed that, for the most part, they are within acceptable limits. A detailed analysis of the standard results for 2002 was carried out and the results of this analysis are presented below in Table 13-1. Standards were run at two labs, Inspectorate and Chemex. The main value and Minefinders' accepted upper and lower limits are included for comparison. The upper and lower limits tend to be on the order of +/-20 percent, which RPA concluded is reasonable.

Table 13-1
2002 Assay Standards

		Standard Limits		Inspectorate		Chemex	
		Au (ppb)	Ag (ppm)	Au (ppb)	Ag (ppm)	Au (ppb)	Ag (ppm)
D1	Mean	408	7.5	396.5	7.4	399.1	7.8
	St Dev			67.0	1.2	100.8	2.0
	Max	486	8.5	738.0	16.5	1585.0	23.0
	Min	294	6.5	3.0	0.1	15.0	1.0
	Number			166	166	79	79
	Num >limit			9	8	9	10
	Num <limit			3	13	2	2
	Num OOS			12	21	11	12
	%OOS			7.2%	12.7%	13.9%	15.2%
D2	Mean	942	21.0	933.6	20.3	940.1	22.0
	St Dev			160.4	3.6	190.7	6.4
	Max	1200	25.9	1474.0	41.4	1585.0	51.0
	Min	660	16.0	398.0	9.0	705.0	15.5
	Number			135	135	85	85
	Num >limit			10	7	10	9
	Num <limit			2	4	0	1
	Num OOS			12	11	10	10
	% OOS			8.9%	8.1%	11.8%	11.8%
D3	Mean	1713	49.9	1782.3	47.3	1952.9	50.7
	St Dev			226.6	14.9	627.3	13.5
	Max	2200	64.0	2310.0	62.0	5100.0	96.0
	Min	1320	35.8	1607.0	20.5	1275.0	34.0
	Number			12	12	35	35
	Num >limit			1	0	5	3
	Num <limit			0	5	1	2
	Num OOS			1	5	6	5
	% OOS			8.3%	41.7%	17.1%	14.3%

Note OOS is "out-of spec"

On average, one of every 20 samples is a standard from one of three sets of standards prepared since 1997 from Dolores mineralized material. Minefinders personnel review the standards assays as they are received and flag any that are outside of acceptable limits. When necessary, individual or entire batches of samples are rerun. Up to late 2002, three standards, D1, D2, and D3, representing three different grade ranges, were prepared by Minefinders and used at Dolores. Since 2002, Inspectorate Laboratories commercially prepared the standards using material from the property. Ongoing standards checks use these new standards.

RPA reviewed Minefinders' records for standards assays for the period 2000 to 2003 and confirms that, for the most part, they are within acceptable limits. Standards were run at two labs, Inspectorate and Chemex. RPA noted that there were a significant number of out-of-spec assays but that the errors appear to be unbiased. In terms of the number of out-of-spec assays, Inspectorate appeared to have marginally out-performed Chemex.

Minefinders review of standards data for 2004-2005 core drilling (see Figure 13-2) shows more consistent results with the commercially prepared newer standards than were observed with the older standards, particularly the D3 standard, which showed high variability.



2004-2005 Standards
180
160
140
120
100
80
60
40
20
0
0
200
400
600
800
1000
1200
Gold Assay (ppb)
Standard1
Standard2

Figure 13-2
2004-2005 Comparative Assays of Standards

CAM opines that Minefinders' protocol for treatment of standards assays conforms to accepted industry practice.

13.3.2 Blanks

Blanks were used early in the program; however, use was suspended for a time and then returned to in the drill program in 2003. Blanks can measure contamination of samples during the preparation stage or at the analytical lab. Blank sample material at Dolores was prepared from onsite materials such as overburden and the upper parts of holes. These blanks were included with sample batches and if a blank came back with an elevated gold or silver value, individual samples or entire batches were rerun.

13.3.3 Duplicates

Duplicates are a measure of laboratory precision. Duplicates of pulps and rejects were routinely run at one per 25 or one per 50 samples. However, the data were not loaded into the database and has never systematically been analyzed. Minefinders duplicated assay results by re-assaying samples with gold values greater than 1.0 g/t and silver values greater than 10 g/t. Because the methods used to measure the assays are different, these do not constitute a true duplicate pair. A 2002 study by PAH shows that mean gold grade between assay pairs using FA and gravimetric finishes were 2,592 ppb and 2,574 ppb respectively. This indicates that the two methods are statistically identical over the range of gold values of interest.

RPA studied two suites of lab duplicate assay results from 2002 to 2004 comprising paired gold and silver analyses run using AA, Fire assay with gravimetric finish, or ICP methods. The first set of data was taken from 2002 and the first half of 2003, while the second set was taken in the last part of 2003 and early 2004.

For the first data set, the silver duplicates are routinely within acceptable limits but a very large part of the data are of low silver grades. Of the assay pairs above 25 g/t silver, only two differ by more than 10 percent. Assay scatter for gold, as is usually the case, is significantly grater than for silver but still within acceptable limits. Of the total of 431 gold pairs, 87 percent were observed to differ by lest than 25 percent of the pair mean. The gold assay values also tend to be quite low, as only 71 pairs average above 0.5 g/t gold. Of these 71 pairs, 15 (or about 21 percent) of the pairs differ by more than 25 percent of the mean of the pair. Seven of these "high-grade" pairs differ by more than 50 percent. This is a relatively high degree of scatter for assays from the same pulp, although it is not unusual for an epithermal gold deposit of this type. The duplicate results indicate that a high degree of close-range variability should be expected and this will impact the confidence level of block grade estimates. It is CAM's opinion that this in not unusual for deposits similar to Dolores.

The second data set comprises 318 silver pairs and 385 gold pairs and this set displays somewhat less scatter than the 2002 and 2003 data. A total of just over 80 percent of silver pairs differ by 10 percent or less. Of the

pairs that diverge by more than 10 percent, only one is a pair for which the mean grade was greater than 20g/t gold. For gold, 44 pairs average over 0.5 g/t gold, and of these, only three differ by more than 25 percent.

Differences between pairs of assays for both data sets were observed to be unbiased.

13.3.4 Check Assays

Check assays are a measure of laboratory accuracy and laboratory bias by sending duplicate samples to two separate laboratories. Minefinders employed limited check assays using two labs early in the program; however, the practice was not continued.

13.3.5 Discussion

A complete QA/QC program should include routine addition of blanks, standards, and duplicates (BSD's) into the sample stream both at the lab as well as in the field. It should also include periodic checks using another laboratory. Ideally, the field BSD's should be "blind", such that they should be indistinguishable from the usual run of samples. It is noted that Minefinders' present protocol includes the routine addition of blanks and standards in the field but does not include routine re-assay of duplicates, either at the principal lab or at another independent lab. As noted above, however, duplicate assays are requested for higher-grade gold results. In CAM's opinion, Minfinders personnel apply a reasonable degree of vigilance in monitoring of the sample results. CAM considers the QA/QC protocols employed on the Dolores Project to be rigorous enough to ensure that the sample data is appropriate for use in mineral resource estimation.

ALS Chemex in Vancouver is an ISO-certified lab of good repute.

14.0 DATA VERIFICATION

14.1 Data Verification by CAM

CAM ran its standard statistical check procedures on the database and found an average proportion of statistically anomalous results for a database for this type of deposit. Any found were reported to Minefinders for review and if necessary correction. Even if these anomalies turn out to be actual errors they would not have a substantive effect on the overall resource estimate and CAM believes the database is of acceptable quality for preparing a Resource model to be used in calculation of Reserves.

15.0 ADJACENT PROPERTIES

The entire area discussed in this report is controlled by Minefinders. There are no adjacent properties as defined by NI 43-101. No data from other properties has been used.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

There are no substantive changes to the Metallurgical testing information presented in the April 11, 2006 KCA report, and repeated below (KCA, 2006). The samples tested are representative of all rock types, oxidation levels, and grades of mineralization for the deposit.

A detailed metallurgical testing program was completed. An additional series of column leach tests on andesite and latite oxide, mixed and sulfide ores are presently in-progress at McClelland Laboratories. The recoveries and reagent consumptions were based on an extensive review of test results by M3, McClelland, Minefinders and KCA, and documented by M3 in their bankable feasibility study. KCA has reviewed the previous metallurgical testing and the partial results of the on-going column tests. In KCA's opinion the recoveries and reagent consumptions used are justifiable. For the feasibility study, KCA accepts the estimated ultimate recoveries and reagent consumptions as identified in the M3 bankable feasibility study. The recoveries and consumptions used are summarized in Table 16-1.

Table 16-1
Gold and Silver Recoveries by Ore Type (KCA 2006)

Ore Type	Gold Recovery	Silver Recovery
Oxide – All Lithologies	79%	46.0%
Mixed – All Lithologies	79%	51.5%
Sulfide, Hi Grade – All Lithologies	65%	71.0%
Sulfide, Lo Grade – All Lithologies	56%	55.0%
Manganese Oxide – Latite	78%	21.0%
Manganese Mixed – Latite	78%	31.5%
Weighted Average - Based on Feb. 2006 Mine Production Schedule	**73.9%**	**51.3%**

(Note: Latite containing Manganese Oxide shows reduced silver recoveries, but is a minor component of the deposit, less than 5% by weight).

The cyanide consumption in the column leach tests ranged from 4 to 5.4 kgpt. The high cyanide consumptions were partially due to long leach times utilized in the column tests. The 0.4 kgpt cyanide consumption was estimated by M3 and McClelland Laboratories, Inc. based on a review of existing commercial heap leach operations processing similar material. KCA agrees that the high cyanide consumptions in the column tests were partially due to the long leach times.

17.0 MINERAL RESOURCE ESTIMATES

The parameters for this (April 2007) mineral resource estimate were exactly the same as the parameters used for the NI 43-101 compliant resource estimate audited by RPA (Report of November 16, 2004) with the following exceptions:

- The current resource estimate includes the results of additional drillholes which had not been completed for the October 2004 estimate.
- Solids models were edited and adjusted to incorporate new information provided by drilling subsequent to the October 2004 estimate.
- The block model was expanded to include material from 1000m to 1100m elevation (previous minimum block model elevation was 1100 meters) to allow for inclusion of data and resource from drilling below 1100 meters elevation.

The June 2006 model shows modest increases in tonnage and contained metal over the October 2004 model. (On the order of 18% increase in tonnes and 12% increase in metal.) These increases are due to the impact of new drilling intersecting additional areas of mineralization, extending previously intersected mineralization along strike and downdip, and in certain cases the intersection of higher grades on infill drilling of certain structures. The average grade of the resource at cutoff has generally decreased, due to the expansion of resource into areas of somewhat lower grade than the core of the deposit. A portion of the resource increase is also due to the extension of the model from 1,100 meters to 1,000 meters maximum depth.

The April 2007 model shows modest increases in tonnage and contained metal over the June 2006 model (on the order of 4.2% increase in tonnes and 5.3% increase in contained metal). These increases are due to the impact of new drilling intersecting additional areas of mineralization, extending previously intersected mineralization along strike and downdip. The average grade of the resource at cutoff has slightly increased (around 1%).

17.1 Sample Database

The sample database for the resource estimation is maintained in industry-standard Gemcom software. Geologic information is hand-keyed from drillhole logs, while assay data are acquired and entered electronically. The database has been extensively reviewed, both by Minefinders personnel as well as by independent engineering firms, and has been uniformly considered appropriate for resource estimation. (PAH 2002, RPA 2004).

Drill and Underground data are used for estimation of block grades. Drill, underground, and surface data were all used to guide the geologic interpretation, and surface data were included for assigning resource classifications.

The Drill Database comprises information from 311 RC and 492 core holes. (An additional 16 RC holes and 13 core holes had been drilled and sampled, but results had not yet been received at the time of the resource estimation.)

Table 17-1 Summary Drilling and Underground Data	
Description	**Number**
RC Holes	311
Used for Estimation	220
RC Water Monitoring Holes	4
Twinned by Core (R33, R67)	2
Condemnation Holes (included in the model)	26
Stepout & Exploration (outside estimation area)	59
Core Holes	492
Used for Estimation	418
Geotechnical Holes (generally no geochem data)	14
PQ Geotechnical Holes (no geochem data)	5
Lost Holes (135B)	1
Re-Assayed & Replaced (168B)	1
Filtered due to questionable data (169)	1
Stepout & Exploration (outside estimation area)	66
Underground Data:	
532 samples from 5 major workings	
222 samples are within HG and LG zones.	

17.2 Compositing

Drill data are composited in 2-meter intervals, starting from the toe of the drillhole. Composites composed entirely of void space (as in intersected mine workings or other underground openings) are not assigned grade.

Underground data are not composited, as they are typically 2-meter sample lengths and the structure of the data file makes the information more representative without compositing.

Table 17-2 Composite Statistics		
	HG Zone	LG Zone
Number of Au Composites	6,530	14,965
Minimum Comp Au Grade (ppb)	0	0
Maximum Comp Au Grade (ppb)	30,000 [1]	29,605
Mean Composite Au Grade (ppb)	1,700 [1]	348
Median Composite Au Grade (ppb)		
Log Variance	1.895 [1]	3.362
CV	1.898 [1]	1.809
Stdev	3227 [1]	630
Number of Ag Composites	6,643	15,080
Minimum Comp Ag Grade (ppm)	0	0
Max Comp Ag Grade (ppm)	1,000 [1]	871.7
Mean Composite Ag Grade (ppm)	70.3 [1]	18.7
Median Composite Ag Grade (ppm)		
Log Variance	6.98 [1]	4.229
CV	1.653 [1]	1.538
Stdev	116.3 [1]	28.7

[1] after capping has been applied.

Log normalized cumulative frequency, histogram, and probability plots of the composite data are presented in Appendix A of the Minefinders, 2006, Technical Report.

17.3 Capping of High Grades

Gold composite grades are capped at 30 grams per tonne (gpt) and silver composites are capped at 1000 gpt prior to grade estimation. These capping grades are consistent with those in the previous 43-101 resource reports by PAH and RPA.

For estimation of waste blocks (rock codes 12, 20) proximal to the low grade zone, composites were capped at 3 gpt gold and 100 gpt silver to avoid extrapolation of high grade assays in those zones.

17.4 Gold Equivalence

Gold equivalent grades are used for solids modeling and for application of cutoff grades for reporting of resources. A 75 to 1 gold to silver value ratio has been maintained for several generations of resource reports on the project, according to the following formula.

Au_{Eq} = (Au x \$300/oz x 87.5% rec) / (Ag x \$5.00/oz x 70% rec)

Obviously, this formula is wholly dependent on both relative metals recoveries and on gold and silver prices, and would vary depending on alteration, due to variability of metals recoveries for different alteration types. However, the 75:1 ratio has been maintained to allow direct comparison of various generations of block models. Current metals prices and weighted average leach recoveries would give an average 73:1 gold-equivalent ratio as follows:

AuEq = (Au x \$650/oz x 74% rec) / (Ag x \$13.00/oz x 51% rec)

Addition of a mill for the project has been proposed for year 3 of the mine life. For milled material, the recoveries are quite different, and a different Aueq factor of 52:1 would be reasonable.

AuEq = (Au x \$650/oz x 92% rec) / (Ag x \$13.00/oz x 89% rec)

Given the broad range of acceptable values, and the likelihood that a large percentage of the contained metal in the deposit is likely to be produced by milling, with its attendant higher recoveries, resources are tabulated herein using the a 60 to 1 ratio. We maintain a 75 to 1 ratio for the determination of cutoff grades, as this is a representative approximation of the low-grade cutoff ratio for leach ores.

17.5 Geostatistics

Independent engineering firms have extensively reviewed the variography for the Dolores deposit. Geostatistics is a tool which defines a range at which pairs of samples can be shown to be statistically related, and thus is used as an indicator to support the ranges used for estimation of grades and to define appropriate ranges for assignment of resource classification.

For grade estimation, ranges are used which correspond to the range of log variograms for all mineralized data. These ranges are consistent with the observed scale of local structural control for the deposit.


3D Semi-variogram 3
Gold Composites
2.672
1.781
0.891
0
Gamma (H)
1) Nugget Effect(1.17)
2) Exponential(76.21, 1.48)
0 38 75 113 150 188 225 263 300 338 375
Range [m]
Software By Gemcom

Figure 17-1

Log Semi-Variogram 330°, Gold Composites, Dolores Project.


3D Semi-variogram 7
Gold Composites
3.065
2.043
1.022
0
Gamma (H)
1) Nugget Effect(1.07)
2) Exponential(49.88, 1.68)
0 38 75 113 150 188 225 263 300 338 375
Range [m]
Software By Gemcom

Figure 17-2
Log Semi-Variogram 80° dip, Gold Composite.


3D Semi-variogram 9
Gold Composites
3.057
2.038
1.019
0
Gamma (H)
1) Nugget Effect(0.90)
2) Exponential(32.34, 1.98)
0
38
75
113
150
188
225
263
300
338
375
Range [m]

Figure 17-3
Log Semi-Variogram Strike, Gold Composites.

PAH (PAH 2002) recommended the use of high grade indicator variography to assign ranges for determination of resource classification, on the assumption that the continuity of high-grade mineralization is of critical importance to the overall continuity and local accuracy of the deposit. Based on their variography review, PAH recommended ranges of 40 meters along strike, 35 meters downdip, and 30 meters across strike be used for classification of indicated material, with half those ranges for measured material. RPA (RPA 2004) was of the opinion that the downdip range may be slightly understated. Updated variography that includes the additional drill data gives slightly longer ranges downdip than was previously used. The PAH ranges are maintained for the sake of consistency.

Note: Short range variograms parallel to strike are more difficult to interpret than downdip variograms for Dolores because most of the drilling is perpendicular to strike, which gives relatively few available data pairs at short range within the data set. The very large numbers of sample pairs available downdip give a much smoother variogram.


3D Semi-variogram 4
0.168
0.112
0.056
0
Gamma (H)
1) Nugget Effect(0.07)
2) Spherical(39.54, 0.08)
#
0 15 30 45 60 75 90 105 120 135 150
Range [m]
Software By Gemcom

Figure 17-4
Indicator (Au 1.0 gpt) Semi-Variogram 330°, Gold Comps, Dolores.


3D Semi-variogram 7
0.161
0.107
0.054
0
Gamma (H)
1) Nugget Effect(0.11)
#
0 15 30 45 60 75 90 105 120 135 150
Range [m]
Software By Gemcom

Figure 17-5
Indicator (1.0 gpt) Semi-Variogram 80° dip, Gold Comps, Dolores.


3D Semi-variogram 9
0.153
0.102
0.051
0
Gamma (H)
1) Nugget Effect(0.05)
2) Spherical(29.19, 0.09)
#
0
15
30
45
60
75
90
105
120
135
150
Range [m]

Figure 17-6
Indicator (1.0 gpt) Semi-Variogram, Strike, Gold Comps, Dolores.

17.6 Solid Models

Solid models for the Dolores deposit are based on structural interpretation, and gold and silver mineralization. Gold and silver grades are controlled by structural zones, which concentrate quartz veining, alteration, and mineralization. The overall trend of the structural zone strikes at 330°, with dips ranging from steeply east dipping to steeply west dipping. Primary faults are generally dipping –75°W, with conjugate shear zones generally steeply east dipping. Continuity of discrete structures can be demonstrated for tens to hundreds of meters along strike and up and downdip. However, the structural system, with its multiple sub parallel structures, splays, conjugate shears, and post-mineral fault offsets, is complex and would be difficult to model with conventional wireframes.

To accommodate the complex geometry, a series of "extruded" models were used as an alternative to a more conventional set of wireframes. These models are generated by creating sectional and level plan polylines of the mineralized zones, and balancing the interpretation of the zones between section and plan. The plan polylines, at 10-meter vertical spacing, were then extruded vertically to create a stack of solid slices of the model. This technique introduces some minor stepping and edge effects at the solids boundaries, however, these effects are unbiased and are mitigated by the relatively small 10-meter (2 block) vertical extrusion.

Two sets of solids were generated, the 'high grade zone' for highly mineralized structural zones, and the 'low grade zone' for the less mineralized structural and alteration halo surrounding the highly mineralized zones. Nominal cutoffs of 0.20 gpt AuEq for the low-grade zones and 1.0 gpt AuEq for the high grade zones are used. However, material above or below these nominal cutoffs is included within zones in order to preserve geologic continuity. Minimum widths of 5 and 10 meters are used for the high-grade and low-grade zones respectively. Zones are extrapolated toward surface where drill data indicated or where surface sampling confirmed the mineralization at surface. Zones are generally extrapolated down-dip on the order of 100 meters. (Calculation and resource classification searches further constrain the projection of data downdip.).

The grade shells are interpreted on 25-meter sections, and 10-meter level plans. Individual structures are considered to be continuous enough to model if they can be traced for three consecutive sections and three drillholes. If not, they are left as isolated intercepts. The interpretations are refined by comparison and iterative adjustment of both plan and section views. Grade envelopes are interpreted for high and low-grade zones as well as lower grade "holes" within the zones.

Drillhole and channel composites are assigned integer codes according to whether they occur within the high grade zone, low grade zone, or outside the zones. High-grade zone composites (composites whose midpoint are within the high grade solids) are assigned a code of 1000, while low-grade zone composites are assigned 100. Composites outside the zones, but adjacent to them, are assigned waste codes (12 and 20) All other composites were assigned as waste (code 10).

Extruded solid models are used to assign rock codes to the block model. The codes are assigned in the following order:

1. Rock code 20 (Proximal Waste) assigned to blocks within bounding solids.
2. Rock code 100 assigned to blocks at least 50% within low-grade solids.
3. Rock code 1000 assigned to blocks at least 50% within high-grade solids.
4. Blocks with at least 51% contained volume in a "hole" in the high-grade zones would be assigned 100 (i.e. low-grade). (there are currently no 'high grade hole' solids in the solids model)
5. Blocks with at least 51% in a "hole" in the low-grade were tagged as internal waste (12).

This solids modeling approach has been reviewed by PAH (PAH 2002) and RPA (RPA 2004) and has been considered to be reasonable and appropriate.

17.7 Block Model

The block model was constructed in Gemcom. The model geometry has been extended for the June 2006 resource estimation, in order to include new drill data located at depth below the previous 1100-meter bottom elevation of the model.

Table 17-3 Block Model Geometry	
Origin (Southwest corner, Project coordinate system.)	
Easting	50,336
Northing	50,597
Top Elevation	1,800
Block Dimensions	
X (Across Strike)	3 meters
Y (Along Strike)	10 meters
Z (Vertical)	5 meters
Block Model Dimensions	
Columns	600
Rows	350
Levels	160
Model Dimensions (meters)	
X (Across Strike)	1,800
Y (Along Strike)	3,500
Z (Vertical)	800

The model is rotated 30° counterclockwise around the Z axis at the origin to align it with the principal strike of the structural zone.

17.8 Grade Estimation Methodology

Block grades are estimated for gold and silver based on and Inverse Distance to the 5th Power (ID5) interpolation of the anisotropically nearest composites. A minimum of 3 and a maximum of 12 composites are used to contribute data to the estimation of grade for a given block with a maximum of 2 composites per hole. The composites per hole limitation serves to reduce downhole averaging of data and requires the presence of 2 drillholes within the calculation ellipse for estimation of grade into a block. The ID5 estimation produces a block model with locally high variability of grade, consistent with the grade distribution found in the drilling. This estimation technique was found to be reasonable and consistent for this deposit by PAH (PAH 2002) and RPA (RPA 2004).

Table 17-4 Block Model Statistics (All Estimated Blocks):		
	HG Zone	**LG Zone**
Number of Blocks	116,476	366,162
Number of Au Composites	6,035	13,306
Number of Ag Composites	6,078	13,348
Blocks per Composite	19.3	27.5
Minimum Comp Au Grade	0	0
Maximum Comp Au Grade	30,000 [1]	29,605
Mean Composite Au Grade	1,661 [1]	341
Mean Block Au Grade	1,657	372
Minimum Comp Ag Grade	0	0
Max Comp Ag Grade	1,000 [1]	1,000 [1]
Mean Composite Ag Grade	72.5 [1]	18.7 [1]
Mean Block Ag Grade	75	18.6
[1] after capping has been applied.		

17.9 Bulk Density

Bulk density estimates for the blocks were based on approximately 250 tests conducted prior to 2003 on drill core using the water immersion method on paraffin-sealed core samples. The tests were primarily latite and andesite rock units, which comprise the principal hosts for the deposit. Average density for the latite is 2.52 t/m3 and for the andesite is 2.58 t/m3. The average abundance of the latite host in the deposit is estimated at 40% versus 60% for andesite. An average density of 2.55 t/m3 is assigned to all blocks based the relative proportion of host rock lithologies. CAM considers the method used to derive the bulk density, and the application of the density to tonnage estimation, to be reasonable and appropriate.

The updated, solids-based lithology model should allow for the assignment of lithology-based density values to the block model, which would improve the accuracy of the estimation. However, given that the range of values is within a couple of percent, it is not considered material to the estimation at this time.

A density of 2.55 was used for the entire deposit. Normally for deposit at this level of development there is more variation in density so CAM reviewed the 286 density data points. A cumulative frequency plot (Figure 17-7) showed two statistically anomalous values above 2.85.



Sample Quantiles
Theoretical Quantiles
2.0
2.2
2.4
2.6
2.8
3.0
-3
-2
-1
0
1
2
3

Figure 17-7
Minefinders Dolores Specific Gravity
Cumulative Frequency Plot

CAM calculated basic statistics on the density data with and without these two points as given in Table 17-5.

Table 17-5
Basic Statistics on Density Data

Description	Number	Mean g/cc	Standard deviation g/cc	Approximate 95% confidence limits percent
All	278	2.540	0.008	0.620
<2.85	276	2.537	0.008	0.604

Table 17-5 indicates that the effect of the two statistical outliers, even if they are incorrect, on the mean grade is well within engineering accuracy. The approximate 95% confidence limits of plus or minus 0.6% on the mean density indicates that sufficient density measurements have been taken for the deposit. To see if there was a statistically significant difference in density by rock type, CAM constructed a box plot of specific gravity versus rock type. On the basis of this review, CAM believes that the density value of 2.55 is acceptable but suggests that it be reviewed to see if 2.54 is more appropriate and if it is appropriate to have different densities by rock type.

17.10 Block Model Validation

The block model has been carefully reviewed to be sure that block grade estimation is consistent with the local composite grades. The block model shows high local variability of grade, consistent with local variability of composite grades.

A comparison of block grade distribution with composite grade distribution shows the block grade distribution to be somewhat more smooth than the composite grade distribution as predicted by the volume variance relationship. The block and composite grade distributions are unbiased.


LOG Normal Histogram
Frequency Count
706
565
424
282
141
0
0.100
1.000
10.000
100.000
1000.000
10000.000
Real Value

Figure 17-8
Plot of Silver Composite Grades (Orange) vs. Block grades (Blue) (April 2006)


LOG Normal Histogram
813
650
488
325
163
0
Frequency Count
1.000
10.000
100.000
1000.000
10000.000
100000.000
Real Value

Figure 17-9
Plot of Gold Composite Grades (Yellow) vs. Block grades (Blue) (April 2006)

17.11 Mined Out Volumes

A total of 372,000 short tons of relatively high grade ore was mined from the underground workings at Dolores in the early part of the 20th century. The grade of this material is estimated to have been 9.8 gpt Au and 563 gpt Ag. Voids are commonly encountered in the drilling, and much of the mined volumes remain unsurveyed. In RPA's opinion, the mined volume constitutes such a small tonnage relative to the overall resource as to be inconsequential to the estimate. What is more important, from an operational point of view is to establish the locations of the voids so that they do not pose a safety hazard for personnel and equipment in the pit. Minefinders plans to carry out surveys of the mined volumes, and RPA considers this to be an appropriate course of action (RPA 2004).

17.12 Classification

Mineral Resources have been classified according to the definitions in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines, adopted by the CIM Council on November 14, 2004, as incorporated in National Instrument 43-101. Resource blocks are classed as Measured, Indicated, or Inferred, depending on the confidence level of the estimate.

The criterion used for applying the classification was the anisotropic distance to the nearest composite. Anisotropic distances are proportional to the search ellipsoid and can vary depending on direction to the composite. In general, the distance criterion is approximately equal to the semi-major axis of the search ellipsoid used to capture the sample composites. For Dolores, blocks within approximately 17.5 meters of the nearest composite were assigned to the measured category. Indicated blocks are those between 17.5 and 35 meters from a composite, while Inferred blocks are between 35 and 90 meters from the nearest composite.

These distances were derived from the variography discussed in the section of this report entitled Geostatistics. Surface samples were included in the database for the purpose of distance tagging for classification. The surface samples were not used in the grade interpolation but were used for geological interpretation and, as such, contribute to the local confidence level of the estimate. The mineral classification criterion were developed by PAH (PAH 2002). RPA expressed the opinion that the method used to classify Mineral Resources at Dolores is reasonable (RPA 2004).

Table 17-6
Tabulation of Interpolation & Classification Ranges

Description	Strike (meters)	Dip (meters)	Across Strike (meters)	Stored As	Limitations
Grade Estimation	150	120	60	Not stored, blocks out of range not estimated.	Must be 3 composites (2 drillholes) within search.
Definition of Measured	20	17.5	15	Distance (relative to dip)	
Definition of Indicated	40	35	30	Distance (relative to dip)	
Definition of Inferred	120	90	60	Distance 2 (relative to dip)	

17.13 Cut-Off Grade

Cut-off grades for evaluation of Resource at Dolores depend on several factors, including metal prices, mining and processing costs, and recoveries. Minefinders has always presented Resource tabulations at several cutoff grades because it enables consideration of the effects of changes in process, mining cutoff, etc. on the overall Resource. The 2006 KCA study introduced several changes in the predicted economics of the Dolores project, including changes in metals prices, process costs and recoveries, which will have an impact on the mining cutoff grades for the Dolores deposit.

PAH indicated that 300 ppb AuEq was an appropriate cutoff grade for reporting of total Resources for Dolores based on cost and price parameters in place at that time.

$$\text{AuEq cutoff grade} = \frac{\text{Process cost (net of mining cost)}}{(\text{Au Grade x Au Recovery}) + (\text{Ag Grade x Ag Recovery})}$$

Since gold and silver prices and recoveries are included in the calculation of gold-equivalent, this can be simplified as:

$$\text{Aueq cutoff grade} = \frac{\text{Process cost (net of mining cost)}}{\text{Au}_{eq}\text{ price x Au Recovery}}$$

Using $500 gold and a 75:1 Aueq Ratio, and KCA assumptions of $3.43/tonne for process cost + G&A + Support Cost (KCA 2006), this gives a nominal internal Au_{eq} Cutoff grade of 289 ppb (0.289 ppm), which is consistent with the conclusions presented by RPA. Actual mining cutoff grades might end up higher or lower, but it is certainly consistent to report Resource at these cutoffs.

17.14 Mineral Resources Report

Table 17-7
Resource Tabulation April 2007
Measured Resources

Cutoff Grade	Tonnes (1000's)	Gold Grade (gpt)	Gold (ounces)	Silver Grade (gpt)	Silver (ounces)	Au_{eq} Grade (gpt)	Au_{eq}** (ounces)
5.0	2,491	6.268	502,000	233.6	18,704,000	10.161	814,000
4.0	3,657	5.109	601,000	202.5	23,803,000	8.483	997,000
3.0	5,899	3.978	754,000	162.7	30,849,000	6.689	1,269,000
2.0	11,034	2.820	1,000,000	119.7	42,460,000	4.815	1,708,000
1.5	16,356	2.235	1,176,000	98.1	51,567,000	3.869	2,035,000
1.0	24,686	1.723	1,367,000	77.9	61,862,000	3.022	2,398,000
0.9	27,056	1.620	1,409,000	73.8	64,151,000	2.849	2,478,000
0.8	30,005	1.509	1,456,000	69.1	66,679,000	2.661	2,567,000
0.7	33,825	1.387	1,509,000	64.0	69,573,000	2.453	2,668,000
0.6	38,786	1.257	1,568,000	58.5	72,904,000	2.231	2,783,000
0.5	45,568	1.116	1,635,000	52.4	76,814,000	1.990	2,915,000
0.4	54,092	0.980	1,705,000	46.5	80,788,000	1.754	3,051,000
0.3	62,435	0.876	1,758,000	41.8	83,832,000	1.572	3,155,000

Table 17-8 Resource Tabulation April 2007 Indicated Resources							
Cutoff Grade	Tonnes (1000's)	Gold Grade (gpt)	Gold (ounces)	Silver Grade (gpt)	Silver (ounces)	Au_{eq} Grade (gpt)	Au_{eq}** (ounces)
5.0	1,731	5.981	333,000	207.9	11,571,000	9.446	526,000
4.0	2,715	4.774	417,000	181.7	15,861,000	7.802	681,000
3.0	4,672	3.674	552,000	145.9	21,921,000	6.106	917,000
2.0	9,191	2.602	769,000	108.6	32,079,000	4.411	1,304,000
1.5	13,767	2.070	916,000	90.8	40,201,000	3.584	1,586,000
1.0	20,392	1.629	1,068,000	73.9	48,443,000	2.860	1,875,000
0.9	22,341	1.534	1,102,000	70.0	50,315,000	2.702	1,941,000
0.8	25,027	1.424	1,146,000	65.3	52,522,000	2.512	2,021,000
0.7	28,992	1.288	1,201,000	59.6	55,532,000	2.281	2,127,000
0.6	34,650	1.140	1,270,000	53.1	59,191,000	2.025	2,256,000
0.5	42,727	0.984	1,352,000	46.4	63,717,000	1.757	2,414,000
0.4	52,200	0.853	1,432,000	40.5	67,954,000	1.528	2,565,000
0.3	60,947	0.761	1,491,000	36.2	70,994,000	1.365	2,674,000

Table 17-9 Resource Tabulation April 2007 Measured and Indicated Resources							
Cutoff Grade	Tonnes (1000's)	Gold Grade (gpt)	Gold (ounces)	Silver Grade (gpt)	Silver (ounces)	Au_{eq} Grade (gpt)	Au_{eq}** (ounces)
5.0	4,222	6.151	835,000	223.0	30,275,000	9.868	1,339,000
4.0	6,372	4.966	1,017,000	193.6	39,665,000	8.193	1,678,000
3.0	10,571	3.844	1,306,000	155.3	52,769,000	6.432	2,186,000
2.0	20,225	2.721	1,769,000	114.6	74,539,000	4.632	3,012,000
1.5	30,123	2.160	2,092,000	94.8	91,769,000	3.739	3,621,000
1.0	45,077	1.680	2,435,000	76.1	110,305,000	2.949	4,273,000
0.9	49,396	1.581	2,511,000	72.1	114,466,000	2.782	4,419,000
0.8	55,032	1.470	2,602,000	67.4	119,201,000	2.593	4,588,000
0.7	62,818	1.342	2,710,000	61.9	125,106,000	2.374	4,795,000
0.6	73,436	1.202	2,838,000	56.0	132,095,000	2.135	5,039,000
0.5	88,295	1.052	2,987,000	49.5	140,531,000	1.877	5,329,000
0.4	106,292	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
0.3	123,382	0.819	3,249,000	39.0	154,826,000	1.470	5,829,000

Table 17-10 Resource Tabulation April 2007 Inferred Resources							
Cutoff Grade	Tonnes (1000's)	Gold Grade (gpt)	Gold (ounces)	Silver Grade (gpt)	Silver (ounces)	Au_{eq} Grade (gpt)	Au_{eq}** (ounces)
5.0	461	6.158	91,000	145.4	2,155,000	8.581	127,000
4.0	757	4.905	119,000	132.3	3,220,000	7.110	173,000
3.0	1,429	3.668	169,000	110.8	5,093,000	5.515	253,000
2.0	2,961	2.597	247,000	85.4	8,130,000	4.020	383,000
1.5	4,335	2.117	295,000	73.6	10,260,000	3.343	466,000
1.0	8,327	1.448	388,000	55.6	14,882,000	2.374	636,000
0.9	9,924	1.305	417,000	51.3	16,357,000	2.160	689,000
0.8	12,062	1.164	451,000	46.7	18,118,000	1.942	753,000
0.7	15,057	1.024	496,000	41.7	20,184,000	1.719	832,000
0.6	19,050	0.895	548,000	36.7	22,509,000	1.507	923,000
0.5	24,227	0.776	605,000	32.2	25,108,000	1.314	1,023,000
0.4	30,350	0.677	661,000	28.2	27,517,000	1.147	1,120,000
0.3	36,296	0.603	704,000	25.2	29,380,000	1.022	1,193,000

* cutoff based on grams per tonne Aueq at 75:1 gold to silver value ratio.
**grams per tonne Aueq Resource based on updated 60:1 gold to silver value ratio.

The Dolores Resource model meets definitions of Measured, Indicated, and Inferred mineral Resources as stated by NI 43-101 and defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines as adopted by the CIM Council on November 14, 2004. The mineral Resources are not mineral Reserves and do not have demonstrated economic viability.

For the purpose of preparing the block model for open pit planning and Reserves estimation, grade has been estimated into waste blocks within 35 meters of composites used for Reserves tagging. Waste block grades are calculated based only on waste zone composites, with the same search parameters and as are used for calculation of ore zone blocks. The additional Resource generated is well below the error of the estimate and is not included in the announced Resource and is not included in the Resource tables above.

Alteration & Lithology Models

Alteration codes are assigned to the model for the purpose of differentiating material into alteration categories, which has an impact on the metallurgical recoveries for the deposit. The pertinent database variables for alteration are Total Oxidation, Pyrite, and MnOx, each of which are recorded in the database as 0-5 integer values corresponding to relative intensity. Each of these parameters is estimated into the block model as a real variable using an ID2 interpolation and honoring the structural zones by constraining interpolation according to rock code.

Lithology had previously been interpolated into the model as a nearest neighbor interpolation from the lithology data from the drillholes. This resulted in a somewhat inconsistent lithologic interpolation, which was deemed insufficient for our purposes moving forward. Accordingly, the current lithologic model is based on sectional interpretation of the primary lithogic units, Latite intrusives, latite extrusives, and andesites. These materials tend to vary both in density and in hardness and abrasion characteristics, so a more complete understanding of their relative abundance and specific locations should allow for more accurate Reserves modeling moving forward.

Reblocking for Reserves Estimation

The current mine planning regime is reblocking the Resource model to introduce additional smoothing to approximate mine dilution and to reset the bench levels to 7.5 meters, which is considered most appropriate for the mining fleet at the project. This reblocking is accomplished in Vulcan software by sub-blocking each Resource model block into 2 blocks vertically resulting in a 3x10x2.5 meter XYZ block size, and then reblocking to 3 blocks vertically and 2 blocks horizontally to generate a 6x10x7.5 meter XYZ block. All sub-parameters are averaged during reblocking, including the alteration codes assigned to the blocks, so that the reblocked model can have an updated alteration code assigned based on its constituent parts, and distance codes, so that the new block centroid is used to determine Resource/Reserves classification. Lithology is assigned by majority percentage.

Resource Estimate Review by CAM

CAM reviewed the Resource estimation procedures used by Minefinders and believes that they conform to accepted engineering practice. Data handling and analysis, compositing, high-grade restriction, estimation and Resource classification have been carried out according to accepted engineering practice.

Resources were classified as measured indicated and inferred on the basis of distance to the nearest sample. This is accepted engineering practice. However, based on experience with deposits with similar ore geometry, CAM has found that interpreted ore shapes with just a few contained composites tend to have more variable reconciliation with actual mining than those shapes containing many composites. This is certainly to be expected statistically and CAM suggests that, if convenient, Minefinders assign a unique code to each interpreted shape to allow these higher risk volumes to be identified in the next Resource update.

Even though the described methodology appears to be correct and acceptable there is a chance that mistakes have been made in construction of the model. To check for possible mistakes and model construction CAM uses a number of procedures to check block models. Over the years CAM personnel have developed a procedure for validating Block Models. This check procedure includes:

- Retabulation.

- 3-Dimensional Model
- Cumulative Frequency Plots
- Backmarking
- Unconstrained Nearest Neighbor Estimate

Retabulation

Retabulation involves summing up irrelevant values in the provided model to assure the model is consistent with the table provided in the report. CAM retabulated Resources at a gold equivalent cutoff of 75 PPB and obtained the same results as in the feasibility report to within 0.3 percent. This indicates that the correct model was provided and that the Resource tabulation is acceptable.

Movies

To check block models for visual consistency CAM constructs a 3-dimensional model with each frame corresponding to a row, column or bench through the model. This procedure allows rapid visual checking of the entire model. A frame of one bench (1470 Toe) from the provided AUPPB is given in Figure 17-10.



Figure 17-10
Frame of Check 3-Dimensional Model Bench 1470 Toe

This figure shows (note that North increases to the right and east increases downward) the north-south trend of the mineralization and the fact that the mineralization appears to occur in some parallel north-south

trending sub vertical ore shoots. This figure also shows the fact that some of the ore blocks are above surface topography. While both the software used by cam and the Gemcom software used by Minefinders to build the model do not report blocks above surface topography, CAM suggests that blocks above surface topography be deleted in future dumps of the block model.

Cumulative Frequency Plots

For the Minefinders ID5 model constrained by the grade shells, the cumulative frequency plot of AuPPB is shown in Figure 17-11. This figure shows a number of interesting features including the fact that composites were capped at 30,000 ppm prior to estimation and a turned down of the cumulative frequency plot at the low end. It also is somewhat "bumpy." These bumps in the queue mode of frequency plot are quite common in models that have been estimated using grade shells with hard boundaries.



Sample Quantiles
1
10
100
1000
10000
-4
-2
0
2
4
Theoretical Quantiles

Figure 17-11
AuPPB Cumulative Frequency Plot

For the CAM nearest neighbor grade cumulative frequency plot for the same blocks, there are more zero values and a very clear truncation at the 30,000 ppb cap grade on the composites. Except for the very low end and the capped values the CAM nearest neighbor cumulative frequency plot is straighter and does not show the bump observed in the Minefinders cumulative frequency plot. CAM does not believe that the bumps in the grade tonnage curve will be found in actual mining but also believes that the ounces of contained metal in the

Minefinders is a good predictor of ounces from the results of actual mining but depending on the position of the cutoff grade relative to the boundary of the grade shells. Actual mine tonnage and grade may be somewhat different. CAM recommends review of cutoff grade relative the boundaries of the grade shell during Resource estimation.



Sample Quantiles
1
10
100
1000
10000
-4
-2
0
2
4
Theoretical Quantiles

Figure 17-12
Cumulative frequency plot of CAM nearest Gold neighbor Model

Backmarking

Backmarking involves the comparison of each sample or composite value to the block within which that composite sample falls. Because of the relatively long intervals of zero grade in the database, CAM elected to use 5-meter bench composites for backmarking. The consistency of block and backmarked values is a guide to how well the model compares with the data used to prepare it as shown in Table 17-11.

Table 17-11
Backmarking Comparison for Gold and Silver

Element	Cutoff 0.0				Cutoff 0.010			
	Count	Actual	Back-marked	Actual / Back-marked	Count	Actual	Backmarked	Actual / Backmarked
Au (PPB)	83272	236.97	245.22	0.966	67588	290.10	300.46	0.966
Ag (PPM)	84923	10.93	9.15	1.195	21768	34.66	35.57	0.975

For blocks where both the backmarked value and the composite value are above the 0.01 cutoff the comparison within plus or minus 5% is regarded as good. At the zero cutoff the comparison for silver is off some 19%. This difference probably indicates that there are some blocks with zero silver grade containing non-zero grade composites. Given that the zero cut off results indicate that the silver model is conservative and the values at the 0.1 cutoff are acceptable, CAM believes the model is acceptable for use in Reserve estimation. While CAM believes that the global Resource is within the range of accuracy usual for feasibility studies, CAM recommends that the silver composites be reviewed relative to the model in the next update.

Nearest Neighbor Estimate

The Minefinders model was constructed using hard boundaries inside grade shells. These grade shells are interpreted and Resources inside the grade shell were calculated by inverse distance to the 5th power. To check for geometric consistency in interpretation of the grade shells and possible skewing of the grade tonnage curve within the grade shell, CAM constructed a nearest neighbor estimate using the provided gold composites and compared that to the Minefinders gold model at various gold cutoffs and distances as shown in Table 17-12.

The CAM unconstrained nearest neighbor estimate gave about the same contained gold medal (within 5%) for all except the zero cut off. At a zero cut off the CAM nearest neighbor model contains more metal; this is to be expected because of estimation within high grade shells. At cutoffs of possible economic interest the CAM model gives higher grade and fewer tonnes than the nearest neighbor estimate. The fact that the grade of the nearest neighbor estimate is only 5 to 10% higher than the Minefinders estimate indicates the correct interpretation of the higher grade zones. Based on the available data CAM believes this interpretation is acceptable but recommends that during the next model update the locations, thicknesses, and grades of high-grade zones be quantitatively compared to the current model.

On the basis of this review CAM believes that the total quantities contained in the Resource are reasonable for use in Reserve calculations.

Table 17-12
Nearest Neighbor Estimate

Cutoff AuPPB	Distance (meters)	CAM NN			Minefinders ID5			CAM NN /Minefinders ID5		
		Tonnes	AuPPB	Contained Oz	Tonnes	AuPPB	Contained Oz	Tonnes	AuPPB	Contained Oz
0	17.5	304937032	207.4	2033504	75155895	764.7	1847632	4.057	0.271	1.101
0	35.0	735631268	168.1	3975632	147378015	724.4	3432261	4.991	0.232	1.158
0	90.0	1252054845	130.5	5251471	188974125	684.3	4157569	6.626	0.191	1.263
300	17.5	39420068	1265.7	1604129	42700005	1220.8	1675696	0.923	1.037	0.957
300	35.0	77339205	1213.8	3018121	84311798	1137.7	3084066	0.917	1.067	0.979
300	90.0	102092692	1150.5	3776366	107738775	1067.6	3698154	0.948	1.078	1.021
400	17.5	30594645	1531.6	1506575	34145775	1439.4	1580182	0.896	1.064	0.953
400	35.0	59072535	1482.9	2816333	65721150	1361.3	2876383	0.899	1.089	0.979
400	90.0	76485848	1420.5	3493126	82073025	1292.9	3411523	0.932	1.099	1.024
500	17.5	24836020	1783.1	1423872	28033808	1655.6	1492207	0.886	1.077	0.954
500	35.0	47840422	1726.2	2655121	52659540	1588.0	2688474	0.908	1.087	0.988
500	90.0	61713698	1653.8	3281347	64325025	1526.2	3156258	0.959	1.084	1.040

18.0 OTHER RELEVANT DATA AND INFORMATION

The undersigned is not aware of other relevant information which would change the conclusions of this report.

19.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

This report has been prepared solely to review a revised mineral Resource estimate. While there is construction work underway at Dolores, this report is not intended to support a feasibility study at this time.

20.0 INTERPRETATION AND CONCLUSIONS

- The Dolores gold-silver deposit is low to medium sulfidation epithermal deposit hosted in andesite volcanic rocks, and related to high-level intrusive dikes that cut the volcanic rock. Mineralization is present in a NNW-striking, steeply-dipping structural zone, and is concentrated in fractures and stock works that lie adjacent to NNW-trending latite dikes.

- Mineralization at Dolores shows characteristics that resemble economic deposits located in volcanic rocks of Tertiary age, in Mexico, South America, Indonesia, and elsewhere. It is the opinion of CAM that the Dolores type of deposit is well known and adequately documented in peer-reviewed literature.

- The geologic model developed by Minefinders is appropriate for the mineral Resource estimate, as it is based upon geologic data obtained from surface and underground geologic mapping; and from well documented sub-surface features obtained from detailed geologic logging of 850 reverse circulation and diamond drill core holes. It is the opinion of CAM that density of drill holes is adequate for the Resource estimate that is the subject of this audit.

- Drill core recoveries have consistently been at acceptably high levels. Core and cutting samples have been kept in secure locations, under lock-and-key or guarded by a watchman until picked up from the property by representatives of commercial assay labs.

- Mineral Resource estimates for Dolores were subject to independent audits in 1998, 2002 and again in 2004. For purposes of this present audit and report, CAM has concentrated on data gathered since 2004. Work done prior to 2004 was spot checked and evaluated by examination of limited amount of core and surface exposures during a site visit, July 5-7, 2007. Drill logs, assay data and QA/QC procedures were also examined. Preparation of this report in part relies on evaluations described in previous audit reports.

- Exploration data gathered since 2004 consists of RC and diamond drilling designed to fill in spaces in the geologic model where data are sparse. It is the opinion of CAM that sampling methods and handling of geologic data by Minefinders are appropriate for this style of mineralization. Sampling has been done with procedures consistent with usual industry practice.

- Assays have been done by well know accredited commercial laboratories using industry standard protocols.

- Assay QA/QC protocols are appropriate and conform to common industry practice. Minefinders have maintained proper records of QA/QC analytical results and have responded appropriately when problems have been found.

- The geologic database compiled by Minefinders is relatively free of errors and is appropriately configured for use in Mineral Resource estimation.

21.0 RECOMMENDATIONS

1. CAM notes that at time of writing, exploration drilling is underway. We recommend that drilling should continue and believe that it may well improve quality of the Mineral Resource estimate. Additional drill holes in the Dolores town site area may additional measured and indicated Mineral Resources.
2. CAM believes that drilling should continue to test northerly and southerly extensions of mineralization beyond limits of the planned pit. Additional mineralization may justify adjustments and extension of the planned pit.
3. CAM notes that limits of relatively high-grade mineralization beneath the planned pit have not been fully defined. Drilling should continue and evaluation of this material for mining at various cut-off grades should be studied for possible underground mining.

22.0 REFERENCES

Albinson, T., Norman, D.I., Cole, D., and Chomiak, B., 2001, Controls on formation of low-sulfidation epithermal deposits in Mexico: Constraints from fluid inclusion and stable isotope data: Soc. Econ. Geol. Special Pub. 8. p. 1-32.

Ball, Shaun, Page, Tench, and Bailey, M.H., November 2006, Technical Report on the Mineral Reserve Update for the Dolores Property, Chihuahua, Mexico: internally prepared NI 43-101 format report, Minefinders Corporation Ltd.

Corbett, G.J. and Leach, T.M., 1998, Southwest Pacific Rim gold-copper systems: Structure, Alteration, and Mineralization: Soc. Econ. Geol. Special Pub. 6, 240p.

KCA, 2006, Technical Report for the Dolores Heap Leach Project in Mexico: consulting report dated April 11, 2006 by Kappes Cassiday Associates, prepared for Minefinders, 94 pages.

M3 Engineering & Technology Corp., June 2005, Dolores Feasibility Study, Volume I, NI 43-101 Technical Report for Dolores Project Chihuahua: unpublished report prepared for Minefinders Corporation Ltd.

KCA, 2006, Metallurgical consulting report dated April 11, 2006 by Kappes Cassiday Associates, prepared for Minefinders.

M3 Engineering & Technology Corp., June 2005, Dolores Feasibility Study, Vol. 1, NI 43-101 Technical Report for Dolores Project, Chihuahua: unpublished report for Minefinders Corporation Ltd.

Minefinders, 2006, Technical Report on the Mineral Reserve Update for the Dolores Property, Chihuahua, Mexico: internally prepared NI 43-101-format report, revised November 7, 2006, by Minefinders Corporation Ltd. 68 pages with appendices.

Minefinders, 2007, various reports and draft 43-101 documents supplied to CAM, June-July, 2007.

MRDI Canada, October 1998, Dolores Scoping Study: unpublished report for Minefinders Corporation Ltd.,

Overbay, W.J., Page, T.C., Krasowski, D.J., Bailey, M.H. and Matthews, T.C., 2001, Geology, Structural Setting, and Mineralization of the Dolores District, Chihuahua, Mexico: in New Mines and Discoveries in Mexico and Central America, Tawn Albinson and C.E. Nelson, edts., Society of Economic Geologists Special Publication No. 8, 362pp.

PAH, 2002, Audit of Resources at the Dolores Gold-Silver Project, Chihuahua, Mexico: unpublished consulting report dated December 2002, prepared for Minefinders Corporation Ltd. by G.A. Armbrust and R.L. Sandefur of Pincock, Allen & Holt.

Roscoe Postle, 2004, Technical Report on the Mineral Resources Estimate for the Dolores Property, Mexico; unpublished NI 43-101 report dated November 2004, prepared by Roscoe Postle Associates, Inc. for Minefinders Corporation Ltd. 80 pages.

23.0 CERTIFICATE OF QUALIFICATIONS

23.1 Richard L. Nielsen, Ph.D.

I, Richard L. Nielsen, Ph.D. do hereby certify that:

As an author of this Technical Report dated July 26, 2007 , I do hereby make the following statements:

I am a consulting geologist employed by Chlumsky, Armbrust and Meyer LLC (CAM) at 200 Union Boulevard, Suite 430, Lakewood, Colorado, 80228, USA.

I graduated with a B.Sc. degree in Geology from the California Institute of Technology (Caltech) in 1955; earned a M.Sc. degree from Caltech in 1957; and earned a Ph.D. degree in Geology from the University of California, Berkeley in 1964.

I am Professional Geologist #4405 registered in the State of California; and a member in good standing of the Society of Economic Geologists and the American Institute of Professional Geologists.

I have worked as a geologist for total of 52 years since my graduation from university.

I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), certification to practice geology by the State of California, and past relevant work experience, I fulfill the requirements to be a "qualified person' for the purpose of NI 43-101.

I am responsible for preparation of Sections 1 through 13, 15, 16, and 18 through 22 of this Technical Report. I visited the Dolores Property on July 5-7, 2007. Other Qualified Persons employed by CAM completed other sections of the report.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclosure of which makes the Technical Report misleading.

I have no prior involvement with the property or its owner, Minefinders, that is the subject of this Technical Report.

I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101F1, and have prepared this report in compliance with those documents.

Dated this 26th day of July 2007

Richard L Nielsen

Richard L. Nielsen, Calif. Professional Geol. # 4405

REGISTERED GEOLOGIST
RICHARD L. NIELSEN
No. 4405
7/26/07
STATE OF CALIFORNIA

23.2 Robert L. Sandefur, P.E.

1139 South Monaco
Denver, CO 80224
Phone (303) 472-3240
rlsandefur@aol.com

I, Robert L. Sandefur, of Denver, Colorado, do hereby certify that:

1. I am an Independent Consulting Geostatistician, at the above address
2. I am a Certified Professional Engineer (Number 11370) in the state of Colorado, USA, and a member of the American Institute of Mining, Metallurgical and Petroleum Engineers (SME).
3. I graduated from the Colorado School of Mines with a Professional (BS) degree in engineering physics (geophysics minor) in 1966 and subsequently obtained a Masters of Science degree in physics from the Colorado School of Mines in 1973.
4. I have practiced my profession continuously since 1969.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the preparation of sections 14 and 17 of this report. The report is based on my personal review of published and unpublished information on the property and, on a review of data and reports supplied by Minefinders on work performed on the project
7. I have NOT visited the site.
8. I am not aware of any material fact or material change with respect to the subject matter of this report that is not reflected in this report the omission to disclose which would make this report misleading.
9. I am independent of Minefinders or any of their subsidiary companies applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and this report has been prepared in compliance with that Instrument and Form.

I consent to the filing of this report with and stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public.

Dated this 26th day of July 2007

Robert L. Sandefur, P.E.

COLORADO REGISTERED PROFESSIONAL ENGINEER
ROBERT LEE SANDEFUR
11370
7/26/07